UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A     .

Non-Consolidated Audit Report of Kookmin Bank for Fiscal Year 2010

On March 16, 2011, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., disclosed the audit report for fiscal year 2010 (including the non-consolidated Korean GAAP financial statements of Kookmin Bank for the years ended December 31, 2010 and 2009 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such report have not been approved by the shareholders of Kookmin Bank and remain subject to change.

KB Financial Group Inc. is furnishing the following document as an exhibit to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Non-Consolidated Audit Report of Kookmin Bank for FY 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 16, 2011	By:/s/ Wang-Ky Kim
(Signature)

Name: Wang-Ky Kim
Title: Deputy President & CPRO

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Non-Consolidated Financial Statements

December 31, 2010 and 2009

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Index

December 31, 2010 and 2009

Page(s)

Report of Independent Auditors	1-2

Non-Consolidated Financial Statements

Statements of Financial Position	3

Statements of Income	4-6

Statements of Appropriation of Retained Earnings	7

Statements of Changes in Shareholder’s Equity	8

Statements of Cash Flows	9-10

Notes to Non-Consolidated Financial Statements	11-121

Report of Independent Accountants’ Review of Internal Accounting Control System	122-123

Report on the Operations of the Internal Accounting Control System	124

Report of Independent Auditors

To the Shareholder and Board of Directors of Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

We have audited the accompanying non-consolidated statements of financial position of Kookmin Bank (the “Bank”) as of December 31, 2010 and 2009, and the related non-consolidated statements of income, appropriation of retained earnings, changes in shareholder’s equity and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in conformity with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements as of and for the years ended December 31, 2010 and 2009, referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2010 and 2009, and the results of its operations, the changes in its retained earnings, changes in shareholder’s equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

As discussed in Notes 31 and 36, the Bank spun off its credit card business segment on February 28, 2011, it was classified as discontinued operations, and KB Kookmin Card Co., Ltd became a subsidiary of KB Financial Group Inc.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in shareholder’s equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.

/s/ Samil Pricewaterhouse Coopers

Seoul, Korea

March 11, 2011

This report is effective as of March 11, 2011, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Non-Consolidated Statements of Financial Position

December 31, 2010 and 2009

(in millions of Korean won)	2010		2009

Assets
Cash and due from banks (Notes 3, 20 and 30)	(Won)	6,231,901	(Won)	8,853,544
Securities (Notes 4 and 20)		38,587,039		38,972,290
Loans receivable, net (Notes 5, 6, 7 and 20)		196,178,941		195,066,978
Property and equipment, net (Note 8)		3,199,005		3,329,350
Other assets, net (Notes 7, 9 and 26)		10,664,869		10,297,598

	(Won)	254,861,755	(Won)	256,519,760

Liabilities and Shareholder’s Equity
Deposits (Notes 10 and 20)	(Won)	182,518,858	(Won)	170,385,878
Debts, net (Notes 11 and 20)		40,159,820		51,958,382
Other liabilities, net (Notes 12, 13, 14, 15, 16, 18, 20, 24 and 26)		12,822,338		14,832,942

		235,501,016		237,177,202

Commitments and contingencies (Note 19)

Shareholder’s equity (Notes 4, 8 and 17)
Common stock		2,481,896		2,481,896
Capital surplus		6,267,577		6,267,577
Capital adjustments		(29)		—
Accumulated other comprehensive income		1,644,912		1,543,391
Retained earnings		8,966,383		9,049,694

		19,360,739		19,342,558

	(Won)	254,861,755	(Won)	256,519,760

The accompanying notes are an integral part of these financial statements.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Non-Consolidated Statements of Income

Years Ended December 31, 2010 and 2009

(in millions of Korean won)	2010		2009

Operating revenue
Interest income (Note 21)
Interest on due from banks	(Won)	16,924	(Won)	11,572
Interest on securities		1,496,315		1,538,685
Interest on loans receivable		9,980,391		10,458,093
Other interest income		38,335		29,597

		11,531,965		12,037,947

Gain on valuation and disposal of securities
Gain on valuation of trading securities		4,129		7,662
Gain on disposal of trading securities		108,766		125,011
Gain on disposal of available-for-sale securities		149,274		294,450
Gain on disposal of held-to-maturity securities		—		3,285
Reversal of impairment loss on available-for-sale securities (Note 4)		8,971		1,050
Reversal of impairment loss on held-to-maturity securities (Note 4)		4		—

		271,144		431,458

Gain on disposal of loans receivable (Note 5)		36,964		67,903

Foreign exchange trading income		1,933,732		1,147,382

Commission income (Note 26)		1,046,735		1,125,139

Fees and commissions from trust accounts (Note 26)		130,839		98,336

Dividend income		44,634		31,145

Other operating revenue
Gain on derivatives transactions		4,011,799		8,205,220
Gain on valuation of derivatives (Note 19)		1,676,000		2,526,361
Gain on valuation of fair value hedged items (Notes 4, 10, 11 and 19)		88,753		426,366
Others		23,580		17,191

		5,800,132		11,175,138

		20,796,145		26,114,448

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Non-Consolidated Statements of Income

Years Ended December 31, 2010 and 2009

(in millions of Korean won)	2010	2009

Operating expenses
Interest expenses (Note 21)
Interest on deposits	4,740,674	5,467,731
Interest on debts	1,555,665	2,038,549
Other interest expenses (Note 26)	39,038	64,247

	6,335,377	7,570,527

Loss on valuation and disposal of securities
Loss on valuation of trading securities	545	14,403
Loss on disposal of trading securities	46,149	96,054
Loss on disposal of available-for-sale securities	424	61,703
Impairment loss on available-for-sale securities (Note 4)	58,008	39,230
Impairment loss on held-to-maturity securities (Note 4)	901	8,208

	106,027	219,598

Loss on valuation and disposal of loans receivable
Provision for loan losses (Note 7)	2,567,473	1,925,251
Loss on disposal of loans receivable (Note 5)	106,992	54,487

	2,674,465	1,979,738

Foreign exchange trading expenses	2,404,002	1,160,850

Commission expenses	176,781	197,581

General and administrative expenses (Notes 8, 9, 13, 18 and 22)	3,833,080	3,328,537

Other operating expenses
Loss on derivatives transactions	3,815,888	8,803,399
Loss on valuation of derivatives (Note 19)	1,206,235	2,107,262
Loss on valuation of fair value hedged items (Notes 4, 10, 11 and 19)	171,536	221,528
Others	860,685	725,715

	6,054,344	11,857,904

	21,584,076	26,314,735

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Non-Consolidated Statements of Income

Years Ended December 31, 2010 and 2009

(in millions of Korean won)	2010		2009

Operating loss		787,931		200,287
Non-operating revenue (Notes 4, 8 and 23)		118,606		197,866
Non-operating expenses (Notes 4, 8 and 23)		306,505		238,892

Loss before income tax benefit from continuing operations		975,830		241,313
Income tax benefit from continuing operations (Note 24)		311,148		193,620

Net loss from continuing operations		664,682		47,693
Net income from discontinued operations (Note 31)		675,882		683,496

Net income (Note 25)	(Won)	11,200	(Won)	635,803

The accompanying notes are an integral part of these financial statements.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Non-Consolidated Statements of Appropriation of Retained Earnings

Years Ended December 31, 2010 and 2009

(Dates of appropriation : March 24, 2011 and : March 25, 2010 for the years ended December 31, 2010 and 2009, respectively)

(in millions of Korean won)	2010		2009

Retained earnings before appropriation
Unappropriated retained earnings carried forward from prior year	(Won)	80	(Won)	15
Effect of applying the equity method		—		(3,233)
Net income		11,200		635,803

		11,280		632,585

Appropriation (Note 17)
Legal reserve		1,200		63,600
Reserve for research and manpower development		9,051		20,000
Voluntary reserve		—		453,600
Other reserve		1,029		—
Cash dividends ( Nil in 2010, 3.84% for common stock in 2009 )		—		95,305

		11,280		632,505

Unappropriated retained earnings carried forward to subsequent year	(Won)	—	(Won)	80

The accompanying notes are an integral part of these financial statements.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Non-Consolidated Statements of Changes in Shareholder’s Equity

Years Ended December 31, 2010 and 2009

(in millions of Korean won)	Common stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Total

Balance at January 1, 2009	(Won)	2,181,896	(Won)	6,269,036	(Won)	—	(Won)	445,263	(Won)	8,417,899	(Won)	17,314,094
Issuance of common stock		300,000		(1,459)		—		—		—		298,541
Net income		—		—		—		—		635,803		635,803
Valuation of available-for-sale securities		—		—		—		1,073,178		—		1,073,178
Valuation of held-to-maturity securities		—		—		—		(8)		—		(8)
Valuation of equity method investments		—		—		—		27,573		(3,233)		24,340
Revaluation of property and equipment		—		—		—		(2,615)		—		(2,615)
Others		—		—		—		—		(775)		(775)

Balance at December 31, 2009	(Won)	2,481,896	(Won)	6,267,577	(Won)	—	(Won)	1,543,391	(Won)	9,049,694	(Won)	19,342,558

Balance at January 1, 2010	(Won)	2,481,896	(Won)	6,267,577	(Won)	—	(Won)	1,543,391	(Won)	9,049,694	(Won)	19,342,558
Dividends		—		—		—		—		(95,305)		(95,305)

Balance after appropriation		—		—		—		—		8,954,389		19,247,253
Net income		—		—		—		—		11,200		11,200
Valuation of available-for-sale securities		—		—		—		95,907		—		95,907
Valuation of held-to-maturity securities		—		—		—		(5)		—		(5)
Valuation of equity method investments		—		—		—		6,139		—		6,139
Revaluation of property and equipment		—		—		—		(520)		—		(520)
Changes in capital adjustments		—		—		(29)		—		—		(29)
Others		—		—		—		—		794		794

Balance at December 31, 2010	(Won)	2,481,896	(Won)	6,267,577	(Won)	(29)	(Won)	1,644,912	(Won)	8,966,383	(Won)	19,360,739

The accompanying notes are an integral part of these financial statements.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Non-Consolidated Statements of Cash Flows

Years Ended December 31, 2010 and 2009

(in millions of Korean won)	2010		2009

Cash flows from operating activities
Net income	(Won)	11,200	(Won)	635,803

Adjustments to reconcile net income to net cash used in operating activities
Loss on valuation of trading securities		545		14,403
Impairment loss on available-for-sale securities		58,025		39,246
Impairment loss on held-to-maturity securities		901		8,208
Loss on valuation of equity method investments		173,606		40,519
Impairment loss on equity method investments		50,370		100,352
Loss on disposal of equity method investments		—		305
Provision for loan losses		2,726,353		2,207,853
Depreciation and amortization		395,280		460,898
Loss on disposal of property and equipment		958		3,277
Loss on valuation of derivatives		1,206,235		2,107,262
Loss on valuation of fair value hedged items		171,536		221,528
Provision for severance benefits		163,045		159,301
Provision for other doubtful accounts		316,472		224,889
Loss on foreign currency translation		183,049		86,880
Gain on valuation of trading securities		(4,129)		(7,662)
Reversal of impairment loss on available-for-sale securities		(8,971)		(1,050)
Reversal of impairment loss on held-to-maturity securities		(4)		—
Gain on valuation of equity method investments		(21,685)		(20,565)
Gain on disposal of equity method investments		—		(68,501)
Gain on foreign currency translation		(225,460)		(373,919)
Gain on disposal of property and equipment		(1,299)		(3,768)
Gain on valuation of derivatives		(1,676,000)		(2,526,361)
Gain on valuation of fair value hedged items		(88,753)		(426,366)
Others, net		197,186		218,820

		3,617,260		2,465,549

Changes in operating assets and liabilities
Decrease (increase) in securities, net		664,785		(2,947,886)
Decrease (Increase) in loans		(3,924,150)		1,650,192
Decrease (increase) in accounts receivable		(396,430)		1,536,068
Decrease (increase) in accrued income		(8,580)		150,496
Increase in prepaid expenses		(18,652)		(68,120)
Increase in deferred tax assets		—		(226,177)
Decrease in derivatives assets		251,656		513,595
Decrease (increase) in miscellaneous assets		212,682		(49,951)
Decrease in other accounts payable		(1,194,931)		(2,283,299)
Decrease in accrued expense		(111,999)		(1,276,534)
Decrease in unearned revenues		(33,263)		(43,283)
Increase (decrease) in deferred tax liabilities		(142,423)		278,996
Increase (decrease) in agencies credit		50,888		(52,919)
Payment of severance benefits		(256,898)		(416,939)
Increase in retirement pension assets		(355,382)		—
Increase in miscellaneous liabilities		63,540		21,884
Others, net		295,458		(142,175)

		(4,903,699)		(3,356,052)

Net cash used in operating activities		(1,275,239)		(254,700)

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Non-Consolidated Statements of Cash Flows

Years Ended December 31, 2010 and 2009

(in millions of Korean won)	2010		2009

Cash flows from investing activities
Decrease (increase) in restricted due from banks		2,774,446		(973,276)
Decrease (increase) in equity method investments, net		(215,892)		42,507
Disposal of property and equipment		11,131		17,968
Decrease (increase) in guarantee deposits paid, net		18,538		(54,174)
Increase in domestic exchange settlement debits, net		(1,069,450)		(91,900)
Purchase of property and equipment		(115,228)		(173,924)
Purchase of intangible assets		(189,256)		(70,235)

Net cash provided by (used in) investing activities		1,214,289		(1,303,034)

Cash flows from financing activities

Increase in deposits, net		12,132,980		11,519,679
Decrease in debts, net		(11,820,093)		(9,216,203)
Decrease in other liabilities, net		(3,829)		(892,311)
Issuance of common stock		—		298,541
Payment of dividends		(95,305)		—

Net cash provided by financing activities		213,753		1,709,706

Net increase in cash and due from banks		152,803		151,972

Cash and due from banks (Note 30)

Beginning of the year		3,072,102		2,920,130

End of the year	(Won)	3,224,905	(Won)	3,072,102

The accompanying notes are an integral part of these financial statements.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

1.	The Bank

Kookmin Bank (the “Bank”) was established in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Also, pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX,” formerly Korea Stock Exchange) in September 1994. As a result of the legal consolidation with H&CB, the shareholders of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the legal consolidation. Following the legal consolidation with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2010, the Bank’s paid-in capital is (Won)2,481,896 million.

The Bank engages in the banking business in accordance with Banking Act, trust business in accordance with Financial Investment Services and Capital Markets Act, credit card business in accordance with Specialized Credit Financial Business Act and other relevant businesses. As of December 31, 2010, the Bank operates 1,173 domestic branches and offices, and six overseas branches (excluding three subsidiaries and two offices).

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Bank in the preparation of its non-consolidated financial statements are as follows:

Basis of Financial Statement Presentation

The Bank maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Bank’s financial position, results of operations, or cash flows, is not presented in the accompanying non-consolidated financial statements.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Application of the Statements of Korea Financial Accounting Standards

The Korea Accounting Standards Board (“KASB”) has published a series of Statements of Korean Financial Accounting Standards (“SKAS”), which will gradually replace the existing financial accounting standards, established by the Korean Financial and Supervisory Board. The Bank has adopted SKAS No. 1 through No. 24, except No. 14, in its financial statements as of and for the year ended December 31, 2010.

Significant accounting policies adopted by the Bank for the financial statements as of and for the year ended December 31, 2010, are identical to the accounting policies followed by the Bank for the annual financial statements for the year ended December 31, 2009.

Interest Income Recognition

The Bank applies the accrual basis in recognizing interest income related to deposits, loans and securities. Interest on loans, whose principal or interest is past due at the statement of financial position date, is generally not accrued, with the exception of interest on certain loans guaranteed by financial institutions, or collateralized by bank deposits. When a loan is placed on a non-accrual status, the previously accrued interest is generally reversed and deducted from current interest income; and future interest income is recognized on the cash basis. As of December 31, 2010 and 2009, the total of the principal amount of loans and securities for which the accrued interest income was not recorded in the accompanying non-consolidated financial statements based on the above criteria amounted to (Won)6,604,040 million and (Won)4,230,317 million, respectively, and the related accrued interest income not recognized amounted to (Won)347,782 million and (Won)363,176 million, respectively.

Classification of Securities

At acquisition, the Bank classifies securities into the following categories: trading, available-for-sale, held-to-maturity and equity method investments, depending on marketability, the intention at the date of purchase and ability to hold. Securities that are bought and held for the purpose of resale in the near term and are actively traded are classified as trading securities. Debt securities with fixed maturity and with either fixed or determinable payments which the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Securities that enable the Bank to exert significant influence over the investees are classified as equity method investments. All other securities not classified above are categorized as available-for-sale securities.

If there are changes in the Bank’s intent and ability to hold securities, available-for-sale securities can be reclassified as held-to-maturity securities and held-to-maturity securities can be reclassified as available-for-sale securities. Whereas, if the Bank has either sold held-to-maturity securities before maturity or exercised early redemption right to issuer within the current year or the preceding two fiscal years, or if it reclassified held-to-maturity securities to available-for-sale securities in the past, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities with the exception of held-to-maturity securities sold when the fluctuation in the market interest has immaterial effect on the fair value as the remaining term of the securities is short. As for trading securities, in rare cases, it can be reclassified to available-for-sale securities or held-to-maturity securities when trading securities are no longer held for resale in the near term and can be reclassified to available-for-sale securities when they lose marketability. In any other cases, trading securities cannot be reclassified to other categories and no category can be reclassified to trading securities.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Valuation of Trading Securities

Trading securities are initially recognized at acquisition cost, which includes the market value of the consideration given and any other transaction costs involved in the acquisition, which is determined by the individual moving average method (the specified identification method for debt securities). The differences between the acquisition costs and face values of debt securities are amortized over the remaining terms of the debt securities by applying effective interest rate method, and added to or subtracted from the acquisition costs and interest income. After initial recognition, trading securities are stated at fair value at the statements of financial position date and any difference between acquisition value and fair value, unrealized holding gain or loss, is recognized in current earnings.

Valuation of Available-for-sale Securities

Available-for-sale securities are initially recognized at acquisition cost, which includes the market value of the consideration given and any other transaction costs involved in the acquisition, which is determined by the individual moving average method (the specified identification method for debt securities). The differences between the acquisition costs and face values of debt securities are amortized over the remaining terms of the debt securities by applying effective interest method, and added to or subtracted from the acquisition costs and interest income. After initial recognition, available-for-sale securities are stated at fair value at the statement of financial position date, and any difference between acquisition value and fair value, unrealized holding gain or loss, is presented as gain or loss on valuation of available-for-sale securities under accumulated other comprehensive income. Accumulated other comprehensive income of securities is charged to current earnings in a lump sum at the time of disposal or impairment recognition. Non-marketable securities are stated at acquisition cost in the financial statements if the fair value cannot be reliably estimated.

If the fair value of equity securities (net asset fair value in case of non-marketable equity securities stated at acquisition cost) is below the acquisition cost and the objective evidence of impairment exists, the carrying value is adjusted to fair value and the resulting valuation loss is charged to current earnings. If the estimated recoverable amount of debt securities is less than the amortized cost and the objective evidence of impairment exists, the carrying value is adjusted to recoverable amount and the resulting valuation loss is charged to current earnings. With respect to impaired securities, if the amount of impairment loss that must be recognized in the current period exceeds the remaining amount of unrealized valuation loss, the unrealized valuation loss shall first be derecognized from the accumulated other comprehensive income, and then, the amount of excess shall be subtracted from the carrying amount of the securities. In addition, if there are any remaining amount of unrealized valuation gain related to the securities in the accumulated other comprehensive income, the entire amount of unrealized valuation gain shall be derecognized from the accumulated other comprehensive income and subtracted from the carrying amount of the securities.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Valuation of Held-to-maturity Securities

Held-to-maturity securities are initially recognized at acquisition cost, which includes the market value of the consideration given and any other transaction costs involved in the acquisition, which is determined by the specific identification method. The differences between the acquisition costs and face values of held-to-maturity securities are amortized over the remaining terms of the securities by applying effective interest method, and added to or subtracted from the acquisition costs and interest income. If the estimated recoverable amount of debt securities is less than the amortized cost and the objective evidence of impairment exists, the carrying value is adjusted to recoverable amount and the resulting valuation loss is charged to current earnings.

Valuation of Equity Method Investments

Equity securities held for investment in companies in which the Bank is able to exert significant influence over the investees (in accordance with the Banking Act, if the Bank holds more than 15 % of the total issued shares, the Bank is considered being able to exert significant influence) are accounted for using the equity method. The Bank’s share in the net income or net loss of investees is included in current earnings. Changes in the retained earnings of investee are reflected in the retained earnings. Changes in the capital surplus, capital adjustments or accumulated other comprehensive income of investee are reflected as gain or loss on valuation of equity method investments in accumulated other comprehensive income.

The Bank discontinues the equity method for equity method investments when the Bank’s share of accumulated losses equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the subsidiaries equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Any significant difference between expected cash flow from equity method investments and the Bank’s proportionate ownership in the net book value of the investees is accounted for as impairment loss from equity method investments. When the estimated future expected cash flows from equity method investments exceed the carrying value after impairment, such recovery is recorded in current operations up to the recorded impairment loss amount.

If the equity method investee is one of the Bank’s subsidiaries subject to consolidation, the changes, arising from additional stock purchase or capital increase and from the net difference of net asset value of investee and acquisition cost in net asset from the date of consolidation, are reflected as changes in capital surplus or capital adjustment in the Bank’s statement of financial position.

The excess of the acquisition cost over the proportionate fair value of the investee’s net asset is amortized using the straight-line method up to a maximum of 20 years. The excess of the proportionate fair value of net asset over the acquisition cost (“the excess”), arising from the agreed expected future loss or expense, is recognized as income when expected future loss or expense is incurred. The excess up to the fair value of identifiable non-monetary assets is recognized as income over the years using the weighted average useful lives of non-monetary assets. The excess over fair value of identifiable non-monetary assets is recognized as income and reflected in the equity.

Unrealized gains or losses on transactions between the Bank and subsidiaries are eliminated to the extent of the Bank’s interest in each equity method investee. Unrealized gains or losses from downstream sales is fully eliminated and reflected in equity method investments.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Reversal of Impairment

The reversal of impairment loss of available-for-sale securities, when it is objectively related to an event occurring after the recognition of impairment loss, is recognized as current earnings to the extent of the impairment loss previously recognized under impairment loss as reversal of impairment loss on available-for-sale securities and any excess is recognized as gain on valuation of available-for-sale securities in the accumulated other comprehensive income. Even though the fair value increases subsequent to the recognition of an impairment loss, if such increase does not qualify to be recognized as a reversal of impairment loss, the increase in fair value is included in the accumulated other comprehensive income. For non-marketable equity securities which are not measured at fair values and were impaired based on the net asset fair value, the recovery cannot exceed the initial acquisition cost.

The reversal of impairment loss of held-to-maturity securities, when it is objectively related to an event occurring after the recognition of impairment loss, is recognized as current earnings to the extent that the new carrying amount after the reversal of impairment loss shall not exceed the amortized cost that would have been measured at the date of reversal, had no impairment loss been recognized.

Valuation of Reclassified Securities

When held-to-maturity securities are reclassified as available-for-sale securities, these reclassified securities are accounted for at fair value on the reclassification date and the difference between the fair value and book value resulting from the reclassification is reported under accumulated other comprehensive income as gain or loss on valuation of available-for-sale securities. When available-for-sale securities are reclassified to held-to-maturity securities, the amount of unrealized gain or loss on valuation of available-for-sale securities, at the reclassification date, continues to be included in accumulated other comprehensive income and be amortized over the remaining period until maturity using the effective interest rate method and added to or subtracted from interest income of the remaining period. The difference between the fair value at the reclassification date and face value of the reclassified securities to held-to-maturity securities is amortized over the remaining period until maturity using the effective interest rate method and added to or subtracted from interest income of the remaining period. In addition, when certain trading securities lose their marketability, such securities are reclassified as available-for-sale securities at fair market value at the reclassification date.

Transfers of Securities

When transfer of securities through realization, expiration or sale of the right to obtain the economic benefits from the securities occurs and the control over securities is lost, the unrealized valuation gain or loss of securities reported in accumulated other comprehensive income is added to or subtracted from the difference between the amount received or receivable as consideration for the security transfer and book value of the security, which in turn is recognized in the current earnings. However, when securities are transferred without losing control of the securities, the transaction is accounted for as a secured borrowing transaction.

Allowance for Loan Losses, Acceptances and Guarantees Losses and Unfunded Commitments

The Regulation on Supervision of Banking Business (the “Supervisory Regulation”), legislated by the Financial Services Commission (“FSC”), requires all loans to be classified into five categories as normal, precautionary, substandard, doubtful, or estimated loss based on borrowers’ repayment capability and historical financial transaction records. Also, the Supervisory Regulation requires all loans to have allowance for loan losses no less than the directed minimum percentage rate in their respective categories.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

As required by the Supervisory Regulation, allowance for loan losses is provided in accordance with loan loss rate by category for corporate credits (loans, confirmed acceptances and guarantees) over certain size which is determined by Forward Looking Criteria (the “FLC”) that considers the borrower’s capability of repayment. The FLC evaluates the asset by considering the types of loan, collaterals and guarantees, if any, in addition to measuring the borrowers rating based on industry risk, individual risk and financial risk factors. The Bank generally classifies all credits provided to a single borrower in the same category of classification but credits guaranteed or collateralized by bank deposits, real estate or other assets may be classified to a different category based on the guarantor’s capability to fulfill its obligation upon default or based on the value of collateralized assets. Also, factors such as borrowers’ credit rating, past due period, and bankruptcy are reflected. In cases where more than two factors are presented, it is classified to the highest risk category. Based on aforementioned corporate credit evaluation model, borrowers’ rating are divided into 17 grades from AAA to D (AAA, AA+, AA, A, BBB+, BBB, BBB–, BB+, BB, BB–, B+, B, B–, CCC, CC, C and D). Credit grades AAA to B are classified as normal, credit grades B– to CCC are classified as precautionary, credit grade CC is classified as substandard, credit grade C is classified as doubtful and credit grade D is classified as estimated loss.

The Bank provides allowances for loss in accordance with loan loss rate by category as prescribed in the Supervisory Regulation. The loan loss rates for corporate loans range from 0.85 (0.9 % for loans to economy-sensitive industries) ~ 6.9 % for normal, 7.0 ~ 19.9 % for precautionary, 20 ~ 49.9 % for substandard, 50 ~ 99.9 % for doubtful and 100 % for estimated loss. However, the Bank does not provide allowances for call loans, bonds purchased under resale agreements and inter-bank loans that are classified as normal pursuant to the Supervisory Regulation.

In addition, as required by the Supervisory Regulation, based on the classification of household loans and credit card receivables by past due period and status of bankruptcy proceedings, allowance for household loans and credit card receivables are calculated on the category balances using the prescribed percentages of 1.0 ~ 9.9 % and 1.5 ~ 14.9 % for normal, 10 ~19.9 % and 15 ~ 19.9 % for precautionary, 20 ~ 54.9 and 20 ~ 59.9 % for substandard, 55 ~ 99.9 % and 60 ~ 99.9 % for doubtful, and 100 % for estimated loss.

Pursuant to the Supervisory Regulation, the Bank provides allowances for losses on confirmed acceptances and guarantees, unconfirmed acceptances and guarantees, and bills endorsed based on the credit classification, minimum rate of loss provision prescribed by the Supervisory Regulation and the cash conversion factor. In addition, the Bank provides allowance for unfunded commitments of credit card and unused credit line of consumer and corporate loans based on the cash conversion factor and minimum rate of loss provision prescribed by the Supervisory Regulation.

In addition, when an allowance for loan losses required by the Supervisory Regulation is less than the amount calculated based on the historical loss rate, which is estimated through objective and reasonable method in accordance with the accounting principle generally accepted in the Republic of Korea, historical loss rate is reflected in the allowance for loan losses.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The method and data used for determining the allowance for loan losses based on historical loss rate by the Bank’s lending portfolios are as follows:

Lending portfolios	Methodology	Period of historical loss rate	Period of recovery ratio
Impaired corporate loans	DCF & Migration	N/A	N/A
Non-impaired corporate loans	Migration analysis	1 year	5 years
Household loans	Migration analysis	1 year	5 years
Credit card loans	Roll-rate analysis	1 year	5 years

Based on the loan portfolios’ nature, lending period, recovery period and other economic factors, the Bank determines the appropriate data period to be used in assessing its historical loss rate and recovery ratio.

Restructuring of Loans

The equity interest in the debtors, net of real estate and/or other assets received as full or partial satisfaction of the Bank’s loans, collected through reorganization proceedings, court mediation or debt restructuring agreements of parties concerned, is recorded at fair value at the time of the restructuring. In cases where the fair value of the assets received is less than the book value of the loan (book value before allowances), the Bank first offsets the book value against allowance for loan losses and then recognizes provision for loan losses. Impairment loss for loans that was restructured during a troubled debt restructuring involving a modification of terms is based on the difference between the present value of future cash flows under debt restructuring agreements discounted at effective interest rates at the time when loans are originated and the book value before allowance for loan losses. If the amount of allowance already established is less than the impairment loss, the Bank provides additional allowance for the difference. Otherwise, the Bank reverses the allowance for loan losses.

Deferred Loan Origination Fees and Costs

The Bank defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs. The deferred loan origination fees and costs are amortized using the effective interest rate method and added to or subtracted from interest income.

Valuation of Receivables and Payables at Present Value

Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions, and other similar transactions are stated at the present value of expected future cash flows, and the gain or loss on valuation of related receivables and payables is reflected in current earnings, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method and added to or subtracted from interest income.

Bonds under Resale or Repurchase Agreements

Bonds purchased under resale agreements recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Bank purchases or sells securities under such agreements.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Property and Equipment

Property and equipment are recorded at cost or production cost including incidental expenses. Routine maintenance and repairs are expensed as incurred. Expenditures that enhance the capacity or increase the future economic benefit of the assets are capitalized as additions to property and equipment.

Depreciation is computed by using the declining-balance method (straight-line method for building and structures) based on the estimated useful lives of the assets as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining balance	4 years
Equipment and vehicles	Declining balance	4 years

The Bank’s land is revalued periodically by independent appraisers. Any gain on revaluation, net of tax, is credited to accumulated other comprehensive income. On the other hand, loss on revaluation, net of tax, is netted against accumulated other comprehensive income and then the remaining amount is included in current earnings.

The Bank classifies a lease contract as financial lease if it transfers substantially all the risks and rewards to the Bank. A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to the Bank. Generally, the financial leases are the leases that (1) on or before at the expiration date, the ownership of leased asset will be transferred to the Bank, (2) the Bank has the bargain purchase option at the inception of the lease and it is certain that the Bank will exercise its bargain purchase option, (3) the lease period is more than 75% of economic life of the leased assets, (4) at the inception, the present value of minimum lease payments discounted at the imputed interest rate is more than 90 % of the fair value of the leased assets, or (5) the leased asset is not commonly usable.

Intangible Assets

Intangible assets are recorded at acquisition cost including incidental expenses and are presented in the financial statements, net of accumulated amortization. Intangible assets are amortized using the straight-line method over the estimated economic useful lives of the related assets as follows:

Intangible assets	Depreciation method	Estimated useful lives
Goodwill	Straight-line	9 years
Trademarks	Straight-line	3-20 years
Others	Straight-line	3-30 years

The Bank has recorded goodwill, resulting from the merger with H&CB, as the cost of the merger exceeded the fair value of the net assets acquired, and the amortization of the goodwill has been completed. The Bank estimates the useful lives of endowment assets that are beneficial upon usage based on the terms of the contract and classifies them as other intangible assets.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Impairment of Assets

When the book value of assets exceeds the collective value of the assets due to obsolescence, physical damage or a sharp decrease in market value and the difference is material, the book value are adjusted to their collective value in the statements of financial position and the resulting impairment loss is charged to current earnings. If the collective value of the assets increases in subsequent years, the increase in value is credited to earnings as gain until the collective value equals the book value of assets that would have been determined had no impairment loss been recognized. However, reversal of impairment of goodwill is not allowed.

Securities Sold

In relation to the securities lending, borrowed securities from Korea Securities Depository (the “KSD”) and others are recognized only in the Bank’s memorandum accounts. When those securities are sold, the Bank recognizes corresponding securities as securities sold. The changes in fair value of securities sold are recorded as gain or loss on valuation of securities sold. The differences between book value and repurchase price of securities sold are accounted for as gain or loss from disposal of securities sold.

Amortization of Discounts or Premiums on Debentures

Discounts or premiums on debentures issued are amortized over the period from issuance to maturity using the effective interest rate method. Amortization of discounts or premiums is recognized as interest expense on the debentures.

Contingent Liabilities

When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow or inflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability in case of an outflow is made in the notes to the financial statements.

Accrued Severance Benefits

The Bank has a defined benefit pension plan from 2010 and accrues severance benefits for current employees and pension payables for retired employees.

Pension plan assets are presented as a deduction from the total accrued severance benefits and pension payables. The excess of pension plan assets over pension plan liabilities is recorded as investment assets.

Derivative Instruments

The Bank accounts for derivative instruments pursuant to the Interpretations on Financial Accounting Standards 53-70, Accounting for Derivative Instruments. Derivative instruments are classified as used for trading activities or for hedging activities according to their transaction purpose. All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If derivative instruments are not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current earnings.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to derivative instruments designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current earnings. Cash flow hedge accounting is applied to derivative instruments designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on derivative instruments designated as a cash flow hedge is recorded as accumulated other comprehensive income and the ineffective portion is recorded in current earnings. The effective portion of gain or loss recorded as accumulated other comprehensive income is recorded as current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in accumulated other comprehensive income is added to or deducted from the asset or the liability.

Accounting for Share-based Payments

The terms of the arrangement for share-based payment transactions provide the Bank with a choice of whether the transaction is settled in cash or by issuing equity instruments. In accordance with the resolution of the Board of Directors on August 23, 2005, to settle the transaction in cash, the compensation cost is recorded in other liabilities (accrued expense).

The compensation cost of stock options granted before and after the effective date of the SKAS No. 22, Share-based Payments, was measured using the intrinsic value method in accordance with the Interpretations on Financial Accounting Standards 39-35, Accounting for Stock Options, and the fair value method, respectively.

National Housing Fund

The Bank, as designated by the Korean government under the Housing Law (formerly Housing Construction Promotion Law), manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays interest to the NHF, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate. With the termination of the NHF designation on April 1, 2008, the Bank no longer manages the new operations related to the NHF, except for the operations of the existing funds.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Transactions with the Trust Accounts

Under the Financial Investment Services and Capital Markets Act, the Bank recognizes trust accounts (“the Trust Accounts”) as separate. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Bank’s banking accounts receive trust fees from the trust accounts for its management of trust assets and operations.

The reserves for future losses are set up in the trust accounts for losses related to those trust funds with a guarantee of the principal or of a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves for future losses, the excess losses are compensated by the Bank. Accordingly, the banking accounts recognize the compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

Income Tax Expense

Income tax expense includes the tax currently payable under the relevant income tax law and the changes in deferred income tax assets or liabilities. Deferred income tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred income tax assets are recognized for temporary differences which will decrease future taxable income and net operating loss carryforwards to the extent that it is probable that such deferred income tax assets will be realized. Deferred tax effects applicable to items in the shareholder’s equity are directly reflected in the shareholder’s equity account.

Further, KB Financial Group Inc. has adopted the consolidated taxation system, which uses systematic and reasonable method to calculate the consolidated tax for its subsidiaries and their related tax refunds and payables.

Accounting for Foreign Currency Transactions and Translation

The Bank maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the basic rate of exchange on the transaction date. The Korean won equivalent of assets and liabilities denominated in foreign currencies are translated in these financial statements based on the basic rates of (Won)1,138.90 and (Won)1,167.60 to US$ 1.00 at December 31, 2010 and 2009, respectively, as announced by Seoul Money Brokerage Service, Ltd. or cross rates for other currencies other than U.S. dollars at the statement of financial position dates. The financial statements of overseas branches are translated based on the basic rate at statement of financial position dates as those branches independently keep accounting records denominated in local currencies.

Discontinued operations

The operating and non-operating income and expenses, which arise from discontinued operations, including direct out-of-pocket expenses for discontinued operations and impairment loss on assets due to discontinued operations, are recognized as gain/loss on discontinued operations after net of tax. The common expenses which do not relate to the credit card operations, which have been classified as discontinued operations, are not included in the gain or loss from discontinued operations. The gain and loss of the credit card operations in the prior period financial statements have been reclassified as gain and loss from discontinued operations for comparative purposes.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

3.	Cash and Due from Banks

Cash and due from banks as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010		2009
Cash and checks in won	(Won)	2,045,455	(Won)	2,543,536
Cash and checks in foreign currencies		290,912		264,050
Due from banks		3,895,534		6,045,958

	(Won)	6,231,901	(Won)	8,853,544

The details of Due from banks as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
Financial institution	Interest (%)	2010		2009

Due from banks in won
Bank of Korea	—	(Won)	2,675,109	(Won)	5,597,119
Bank of Korea	2.55~2.57		150,000		—
NACF and others	—		3,583		3,976
KB Investment & Securities Co.,Ltd. and others	0.00~1.00		502,034		19,174

			3,330,726		5,620,269

Due from banks in foreign currencies
Bank of Korea	—		147,439		137,558
Agricultural Bank of China Suzhou Co.,Ltd. and others	0.00~5.20		402,534		271,350

			549,973		408,908

Due from banks in gold
UBS AG London and others	—		14,835		16,781

		(Won)	3,895,534	(Won)	6,045,958

Restricted due from banks as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
Financial institution	2010		2009		Reason for restriction

Due from banks in won
Bank of Korea	(Won)	2,825,109	(Won)	5,597,119	Bank of Korea Act
KB Futures and others		—		17,307	Derivatives margin accounts
Korea Exchange		250		250	Market entry deposit
Due from banks in foreign currencies
Bank of Korea		147,439		137,558	Bank of Korea Act
KB Futures and others		5,295		9,935	Derivatives margin accounts
Agricultural Bank of China and others		28,903		19,273	China’s New Foreign Bank Regulations

	(Won)	3,006,996	(Won)	5,781,442

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Due from banks, classified by financial institutions, as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
Financial institution	2010		2009
Due from banks in won
Bank of Korea	(Won)	2,825,109	(Won)	5,597,119
Other banks		3,583		3,976
Other financial institutions		502,034		19,174

		3,330,726		5,620,269

Due from banks in foreign currencies
Bank of Korea		147,439		137,558
Other banks		397,239		261,415
Other financial institutions		5,295		9,935

		549,973		408,908

Due from banks in gold
Other banks		14,835		16,781

	(Won)	3,895,534	(Won)	6,045,958

The maturities of due from banks as of December 31, 2010, are as follows:

(in millions of Korean won)

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Due from banks in won	(Won)	3,330,726	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	3,330,726
Due from banks in foreign currencies		475,373		22,848		51,752		—		—		549,973
Due from banks in gold		14,835		—		—		—		—		14,835

	(Won)	3,820,934	(Won)	22,848	(Won)	51,752	(Won)	—	(Won)	—	(Won)	3,895,534

The maturities of due from banks as of December 31, 2009, were as follows:

(in millions of Korean won)

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Due from banks in won	(Won)	5,620,269	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	5,620,269
Due from banks in foreign currencies		398,746		10,162		—		—		—		408,908
Due from banks in gold		16,781		—		—		—		—		16,781

	(Won)	6,035,796	(Won)	10,162	(Won)	—	(Won)	—	(Won)	—	(Won)	6,045,958

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

4.	Securities

Securities as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010		2009
Trading securities	(Won)	946,916	(Won)	2,995,158
Available-for-sale securities		23,789,614		22,625,602
Held-to-maturity securities		13,032,299		12,537,114
Equity method investments		818,210		814,416

	(Won)	38,587,039	(Won)	38,972,290

The securities, excluding equity method investments, as of December 31, 2010, are as follows:

(in millions of Korean won)
Classification	Face value		Acquisition cost[1]		Adjusted using effective interest rate method		Book value
Trading securities
Stocks	(Won)	—	(Won)	25,482	(Won)	—	(Won)	27,211
Beneficiary certificates		62,618		63,670		—		63,679
Government and public bonds		212,144		212,976		213,861		214,523
Financial bonds		620,000		619,620		620,023		620,977
Corporate bonds		20,497		20,481		20,524		20,526

		915,259		942,229		854,408		946,916

Available-for-sale securities
Stocks		—		4,368,033		—		4,285,120
Equity investments		—		91,650		—		91,557
Beneficiary certificates		1,843,799		1,843,801		—		1,919,747
Government and public bonds		6,432,778		6,525,821		6,510,668		6,599,900
Financial bonds		5,319,592		5,355,932		5,344,152		5,361,476
Corporate bonds		3,196,187		3,197,460		3,167,792		3,209,085
Asset-backed securities		2,038,135		2,021,613		1,935,410		1,945,048
Others		363,315		367,011		—		377,681

		19,193,806		23,771,321		16,958,022		23,789,614

Held-to-maturity securities
Government and public bonds		5,950,100		5,846,589		5,943,012		5,943,012
Financial bonds		1,160,000		1,160,804		1,160,921		1,160,921
Corporate bonds		5,535,042		5,529,474		5,535,631		5,535,631
Asset-backed securities		426,467		426,385		392,735		392,735

		13,071,609		12,963,252		13,032,299		13,032,299

	(Won)	33,180,674	(Won)	37,676,802	(Won)	30,844,729	(Won)	37,768,829

[1]	Acquisition costs of equity securities classified as available-for-sale are the book values before valuation.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The securities, excluding equity method investments, as of December 31, 2009, were as follows:

(in millions of Korean won)
Classification	Face value		Acquisition cost[1]		Adjusted using effective interest rate method		Book value
Trading securities
Stock	(Won)	—	(Won)	108,888	(Won)	—	(Won)	110,165
Beneficiary certificates		88,619		89,949		—		90,007
Government and public bonds		978,846		992,172		989,915		984,705
Financial bonds		1,740,000		1,738,071		1,741,083		1,738,306
Corporate bonds		71,176		72,321		72,064		71,975

		2,878,641		3,001,401		2,803,062		2,995,158

Available-for-sale securities
Stocks		—		2,808,081		—		4,241,492
Equity investments		—		80,331		—		80,325
Beneficiary certificates		520,275		643,274		—		662,060
Government and public bonds		6,527,352		6,576,023		6,567,892		6,590,533
Financial bonds		5,748,455		5,739,462		5,731,777		5,729,262
Corporate bonds		2,890,690		2,942,765		2,929,187		2,942,002
Asset-backed securities		2,265,535		2,265,585		2,186,507		2,186,217
Others		192,546		191,795		—		193,711

		18,144,853		21,247,316		17,415,363		22,625,602

Held-to-maturity securities
Government and public bonds		5,589,702		5,411,686		5,497,597		5,497,597
Financial bonds		2,705,028		2,699,734		2,670,430		2,670,430
Corporate bonds		4,140,985		4,122,614		4,127,089		4,127,089
Asset-backed securities		242,000		241,987		241,998		241,998

		12,677,715		12,476,021		12,537,114		12,537,114

	(Won)	33,701,209	(Won)	36,724,738	(Won)	32,755,539	(Won)	38,157,874

[1]	Acquisition costs of equity securities classified as available-for-sale are the book values before valuation.

The fair values of trading and available-for-sale debt securities are the average value of base prices provided by independent pricing services as of statement of financial position date.

The fair values of the available-for-sale non-marketable equity securities, such as Korea Housing Guarantee Co., Ltd. and 31 others, and the restricted available-for-sale marketable equity securities, such as Hyundai Engineering & Construction Co.,Ltd. and seven others, were determined by the values provided by independent pricing service which measures fair values using appropriate valuation models based on professional judgment with verifiable inputs. The independent pricing service measures the fair values using various valuation models, namely, the Discounted Cash Flow (DCF) Model, Imputed Market Value (IMV) Model, Discounted Free Cash Flow to Equity (FCFE) Model, Dividend Discount (DD) Model and Risk Adjusted Discounted Cash Flow (RADCF) Model, depending on the characteristics of the equity securities.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Non-marketable stocks and equity investments, classified as available-for-sale securities, which are not measured at fair value as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
Company	2010		2009
Consumer Credit Assistant Fund Co., Ltd.	(Won)	55,059	(Won)	55,059
Korea Asset Management Corp.		15,667		15,667
TStone 2nd Private Equity Fund		9,318		6,610
Alpharos PFV		9,060		5,285
Non-performing Asset Management Fund		7,968		17,654
Megaball City		4,920		4,920
Bichae-Nuri Development		1,333		1,333
CLS Group Holdings A.G		1,275		1,179
Hankook AMC		1,000		1,000
Gyeonggi-KT GreenGrowth		1,000		1,000
Others		8,566		17,357

	(Won)	115,166	(Won)	127,064

The impairment loss and the reversal of impairment loss on available-for-sale securities and held-to-maturity securities for the years ended December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010				2009
	Impairment		Reversal		Impairment		Reversal
Available-for-sale securities
Equity securities[1]	(Won)	19,067	(Won)	—	(Won)	285	(Won)	627
Debt securities		38,958		8,971		38,961		423

		58,025		8,971		39,246		1,050

Held-to-maturity securities
Debt securities		901		4		8,208		—

	(Won)	58,926	(Won)	8,975	(Won)	47,454	(Won)	1,050

[1]

The impairment loss on available-for-sale securities amounting to (Won)17 million and (Won)16 million related to discontinued operations is included for the years ended December 31, 2010 and 2009, respectively.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Structured notes relating to credit risk as of December 31, 2010, are as follows:

(in millions of Korean won)
	Won		Foreign currencies		Total
Structured notes relating to credit risk
Synthetic CDO	(Won)	—	(Won)	139	(Won)	139

	(Won)	—	(Won)	139	(Won)	139

Structured notes relating to interest rate and structured notes relating to credit risk as of December 31, 2009, were as follows:

(in millions of Korean won)
	Won		Foreign currencies		Total
Structured notes relating to interest rate	(Won)	60,000	(Won)	—	(Won)	60,000
Structured notes relating to credit risk
Synthetic CDO		—		529		529

	(Won)	60,000	(Won)	529	(Won)	60,529

Captive private beneficiary certificates included in trading securities and available-for-sale securities of beneficiary certificates as of December 31, 2010 and 2009, consist of:

(in millions of Korean won)
	2010		2009
Government and public bonds	(Won)	215,298	(Won)	—
Financial bonds		191,750		—
Corporate bonds		558,745		62
Asset-backed securities		1,820		—
Call loans		11,423		—
Others		293,379		48

Total assets		1,272,415		110
Total liabilities		51,148		3

	(Won)	1,221,267	(Won)	107

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The portfolio of securities by industry type, excluding equity method investments, as of December 31, 2010 and 2009, follows:

(in millions of Korean won)
	2010			2009
By industry type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities
Government and government-invested public companies	(Won)	214,523	22.66	(Won)	1,062,502	35.47
Financial institutions		707,565	74.72		1,832,301	61.18
Others		24,828	2.62		100,355	3.35

		946,916	100.00		2,995,158	100.00

Available-for-sale securities
Government and government-invested public companies		7,498,142	31.52		8,221,790	36.34
Financial institutions		13,451,992	56.55		12,349,577	54.58
Others		2,839,480	11.93		2,054,235	9.08

		23,789,614	100.00		22,625,602	100.00

Held-to-maturity securities
Government and government-invested public companies		8,841,514	67.84		9,256,610	73.83
Financial institutions		3,208,324	24.62		3,181,214	25.37
Others		982,461	7.54		99,290	0.80

		13,032,299	100.00		12,537,114	100.00

	(Won)	37,768,829		(Won)	38,157,874

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The portfolio of securities by security type, excluding equity method investments, as of December 31, 2010 and 2009, follows:

(in millions of Korean won)
	2010			2009
By security type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities
Stocks	(Won)	27,211	2.87	(Won)	110,165	3.68
Fixed rate bonds		385,776	40.74		2,794,986	93.31
Floating rate bonds		470,250	49.66		—	—
Beneficiary certificates		63,679	6.73		90,007	3.01

		946,916	100.00		2,995,158	100.00

Available-for-sale securities
Stocks		4,285,120	18.01		4,241,492	18.75
Fixed rate bonds		14,956,105	62.87		14,695,313	64.95
Floating rate bonds		1,847,416	7.77		2,480,100	10.96
Subordinated bonds		311,987	1.31		272,601	1.20
Beneficiary certificates		1,919,747	8.07		662,060	2.93
Others		469,239	1.97		274,036	1.21

		23,789,614	100.00		22,625,602	100.00

Held-to-maturity securities
Fixed rate bonds		12,731,820	97.69		12,215,698	97.44
Floating rate bonds		435	0.01		61,363	0.49
Subordinated bonds		300,044	2.30		260,053	2.07

		13,032,299	100.00		12,537,114	100.00

	(Won)	37,768,829		(Won)	38,157,874

The portfolio of securities by country, excluding equity method investments, as of December 31, 2010 and 2009, follows:

(in millions of Korean won)
	2010			2009
By country	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities
Korea	(Won)	946,916	100.00	(Won)	2,995,158	100.00

Available-for-sale securities
Korea		23,764,087	99.89		22,601,717	99.89
UK		21,549	0.09		19,104	0.08
China		1,195	0.01		1,225	0.01
Switzerland		1,275	0.01		1,179	0.01
USA		916	0.00		1,769	0.01
Philippines		520	0.00		506	0.00
India		72	0.00		74	0.00
Others		0	0.00		28	0.00

		23,789,614	100.00		22,625,602	100.00

Held-to-maturity securities
Korea		13,031,864	100.00		12,535,751	99.99
USA		435	0.00		1,363	0.01

		13,032,299	100.00		12,537,114	100.00

	(Won)	37,768,829		(Won)	38,157,874

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The maturities of available-for-sale and held-to-maturity securities, except for stocks and equity investments, as of December 31, 2010, are as follows:

(in millions of Korean won)
	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		Over 10 years		Total
Available-for-sale securities
Fair value	(Won)	7,701,253	(Won)	9,429,955	(Won)	558,048	(Won)	1,723,681	(Won)	19,412,937
Held-to-maturity securities
Book value		1,679,985		8,562,941		2,688,415		100,958		13,032,299
Fair value		1,698,895		8,840,418		2,784,307		105,195		13,428,815

The maturities of available-for-sale and held-to-maturity securities, except for stocks and equity investments, as of December 31, 2009, were as follows:

(in millions of Korean won)
	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		Over 10 years		Total
Available-for-sale securities
Fair value	(Won)	7,160,738	(Won)	8,941,614	(Won)	332,143	(Won)	1,869,290	(Won)	18,303,785
Held-to-maturity securities
Book value		3,062,881		6,981,897		2,451,730		40,606		12,537,114
Fair value		3,098,599		7,048,608		2,471,757		40,509		12,659,473

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Equity method investments as of December 31, 2010, are as follows:

(in millions of Korean won)
	No. of shares	Owner- ship (%)	Acquisition cost		Net assets value		Book value
Domestic stocks
KLB Securities Co., Ltd.[1]	4,854,713	36.41	(Won)	10,316	(Won)	—	(Won)	0
Balhae Infrastructure Fund[2]	11,386,188	12.61		116,533		120,274		120,274
Korea Credit Bureau Co., Ltd.[3]	180,000	9.00		4,500		3,193		3,193
United Asset Management Corporation	85,050	17.50		85,050		85,622		85,622

				216,399		209,089		209,089

Foreign stocks
Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00		34,061		65,380		65,380
Kookmin Bank Hong Kong Ltd.	2,000,000	100.00		60,432		116,267		116,267
Kookmin Bank Cambodia PLC.	170,202	53.19		10,940		8,983		9,894
Common stocks of JSC Bank CenterCredit[4,5]	48,023,250	29.56		705,316
Convertible preferred stocks of JSC Bank CenterCredit[5]	36,561,465	93.15		86,908		240,739		378,815

				897,657		431,369		570,356

Equity investments
KB06-1 Venture Investment Partnership	200	50.00		10,000		10,249		10,249
KB08-1 Venture Investment Partnership	400	66.67		20,000		22,216		22,216
KoFC KBIC Frontier Champ 2010-5 PEF	6,300	30.00		6,300		6,281		6,300

				36,300		38,746		38,765

			(Won)	1,150,356	(Won)	679,204	(Won)	818,210

[1]	KLB Securities Co., Ltd. is in the process of filing for bankruptcy as of December 31, 2010.
[2]	The Bank may exercise its voting rights in its seat in the Board of Directors or equivalent governing body of the investee.
[3]	The Bank has significant influence in electing a member of management who can participate in the decision-making process relating to the financial and business policies of the investee.
[4]	Equity method investments held by the Bank as of December 31, 2010, have a total market value of (Won)217,164 million.
[5]

Kookmin Bank determined that the economic substance of convertible preferred shares and common shares of JSC Bank CenterCredit are same, except for voting rights. Therefore, Kookmin Bank applied the equity method of accounting using its 41.93% interest as if the convertible preferred shares and common shares of JSC Bank CenterCredit are of same kind.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Equity method investments as of December 31, 2009, were as follows:

(in millions of Korean won)
	No. of shares	Owner- ship (%)	Acquisition cost		Net assets value		Book value
Domestic stocks
KLB Securities Co., Ltd.[1]	4,854,713	36.41	(Won)	10,316	(Won)	—	(Won)	0
Jooeun Industrial Co., Ltd.[2]	1,999,910	99.99		23,994		—		0
Balhae Infrastructure Fund[3]	10,853,607	12.61		110,962		114,624		114,624
Korea Credit Bureau Co., Ltd.[4]	180,000	9.00		4,500		2,769		2,769
United Asset Management Corporation	12,250	17.50		12,250		11,992		11,992

				162,022		129,385		129,385

Foreign stocks
Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00		36,956		67,396		67,396
Kookmin Bank Hong Kong Ltd.	2,000,000	100.00		61,954		105,642		105,642
Kookmin Bank Cambodia PLC.	132,600	51.00		10,101		7,010		8,218
JSC Bank CenterCredit[5]	44,136,676	30.52		667,918		223,690		472,867

				776,929		403,738		654,123

Equity investments
KB06-1 Venture Investment Partnership	200	50.00		10,000		10,183		10,183
KB08-1 Venture Investment Partnership	400	66.67		20,000		20,725		20,725

				30,000		30,908		30,908

			(Won)	968,951	(Won)	564,031	(Won)	814,416

[1]	KLB Securities Co., Ltd. was in the process of filing bankruptcy as of December 31, 2009.
[2]	Jooeun Industrial Co., Ltd.’s bankruptcy procedures were completed in 2010.
[3]	The Bank may exercise its voting rights in its seat in the Board of Directors or equivalent governing body of the investee.
[4]	The Bank has significant influence in electing a member of management who can participate in the decision-making process relating to the financial and business policies of the investee.
[5]	Equity method investments held by the Bank as of December 31, 2009, had a total market value of (Won)262,601 million.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The valuation of equity method investments for the year ended December 31, 2010, follows:

(in millions of Korean won)
	Beginning		Acquisition (disposal)		Dividends		Foreign exchange trading income (expenses)		Retained earnings		Gain (loss) on valuation of equity method investments		Other compre- hensive income (loss)[5]		Impair- ment loss		Capital adjust- ment		Ending
Domestic stocks
KLB Securities Co., Ltd. [4]	(Won)	0	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	0
Balhae Infrastructure Fund		114,624		5,571		(7,305)		—		—		7,384		—		—		—		120,274
Korea Credit Bureau Co., Ltd.		2,769		—		—		—		—		424		—		—		—		3,193
United Asset Management Corporation		11,992		72,800		—		—		—		830		—		—		—		85,622

		129,385		78,371		(7,305)		—		—		8,638		—		—		—		209,089

Foreign stocks
Kookmin Bank Int’l Ltd. (London)		67,396		—		—		(5,400)		—		2,977		407		—		—		65,380
Kookmin Bank Hong Kong Ltd.		105,642		—		—		(2,597)		—		8,165		5,057		—		—		116,267
Kookmin Bank Cambodia PLC.		8,218		2,141		—		(202)		—		(234)		—		—		(29)		9,894
JSC Bank CenterCredit [2,3]		472,867		136,565		(3)		(8,721)		—		(173,372)		1,849		(50,370)		—		378,815

		654,123		138,706		(3)		(16,920)		—		(162,464)		7,313		(50,370)		(29)		570,356

Equity Investments
KB06-1 Venture Investment Partnership		10,183		—		(180)		—		—		414		(168)		—		—		10,249
KB08-1 Venture Investment Partnership		20,725		—		—		—		—		1,491		—		—		—		22,216
KoFC KBIC Frontier Champ 2010-5 PEF		—		6,300		—		—				—		—		—		—		6,300

		30,908		6,300		(180)		—		—		1,905		(168)		—		—		38,765

	(Won)	814,416	(Won)	223,377	(Won)	(7,488)	(Won)	(16,920)	(Won)	—	(Won)	(151,921)	(Won)	7,145	(Won)	(50,370)	(Won)	(29)	(Won)	818,210

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The valuation of equity method investments for the year ended December 31, 2009, follows:

(in millions of Korean won)
	Beginning		Acquisition (disposal)		Dividends		Foreign exchange trading income (expenses)		Retained earnings		Gain (loss) on valuation of equity method investments		Other compre- hensive income (loss)[5]		Impair- ment loss		Others		Ending
Domestic stocks
KB Life Insurance Co., Ltd. [1]	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	(4,190)	(Won)	—	(Won)	4,190	(Won)	—	(Won)	—	(Won)	—
KLB Securities Co., Ltd. [4]		0		—		—		—		—		—		—		—		—		0
Jooeun Industrial Co., Ltd. [4]		0		—		—		—		—		—		—		—		—		0
Balhae Infrastructure Fund		108,194		5,670		(6,420)		—		—		7,180		—		—		—		114,624
Korea Credit Bureau Co., Ltd.		2,710		—		—		—		—		59		—		—		—		2,769
United Asset Management Corporation		—		12,250		—		—		—		(258)		—		—		—		11,992

		110,904		17,920		(6,420)		—		(4,190)		6,981		4,190		—		—		129,385

Foreign stocks
Kookmin Bank Singapore Ltd. [1]		2,184		(2,184)		—		—		—		—		—		—		—		—
Kookmin Finance Asia Ltd. (HK) [1]		305		(305)		—		—		—		—		—		—		—		—
Kookmin Bank Int’l Ltd. (London)		53,809		—		—		1,778		—		1,742		10,067		—		—		67,396
Kookmin Bank Hong Kong Ltd.		92,205		—		—		(6,591)		—		10,285		9,743		—		—		105,642
Kookmin Bank Cambodia PLC.		—		10,101		—		(1,080)		—		(803)		—		—		—		8,218
JSC Bank CenterCredit [2]		790,956		—		—		(177,605)		—		(39,458)		(369)		(100,352)		(305)		472,867

		939,459		7,612		—		(183,498)		—		(28,234)		19,441		(100,352)		(305)		654,123

Equity Investments
KB06-1 Venture Investment Partnership		9,619		—		—		—		—		493		71		—		—		10,183
KB08-1 Venture Investment Partnership		4,919		15,000		—		—		—		806		—		—		—		20,725

		14,538		15,000		—		—		—		1,299		71		—		—		30,908

	(Won)	1,064,901	(Won)	40,532	(Won)	(6,420)	(Won)	(183,498)	(Won)	(4,190)	(Won)	(19,954)	(Won)	23,702	(Won)	(100,352)	(Won)	(305)	(Won)	814,416

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

[1]	KB Life Insurance Co., Ltd. became a subsidiary of KB Financial Group Inc., while Kookmin Bank Singapore Ltd. and Kookmin Finance Asia Ltd.(HK) were liquidated as of December 31, 2009.
[2]

The difference between the initial cost of the investment and the Bank’s initial proportionate ownership in the net fair value of the investment is amortized over five years using the straight-line method, of which (Won)58,603 million was charged to earnings for the year ended December 31, 2010. Also, the impairment loss of (Won)50,370 million was recognized for the year ended December 31, 2010, which reduced the remaining balance to (Won)113,606 million as of December 31, 2010. The negative goodwill of (Won)8,932 million is recognized due to the additional purchase of equity method investments in JSC Bank CenterCredit. Accordingly, the amount of negative goodwill is reversed based on the portion of disposal and amortization of non-monetary assets owned by JSC Bank CenterCredit as of December 31, 2009, the deemed acquisition date. The (Won)7,625 million of negative goodwill was reversed during the year ended December 31, 2010. The Bank’s proportionate ownership in the difference between net fair value and net book value of JSC Bank CenterCredit amounts to (Won)25,777 million as of December 31, 2010. In addition, profit on fair value hedge amounting to (Won)4,509 million is included in foreign exchange trading expenses.

[3]

Kookmin Bank acquired the convertible preferred stock of JSC Bank CenterCredit, amounting to (Won)86,900 million, through its participation in the capital increase of JSC Bank CenterCredit. The common shares amounting to (Won)49,665 million were acquired from existing shareholders.

[4]	The equity method is no longer applied to securities of KLB Securities Co., Ltd. and Jooeun Industrial Co., Ltd. due to their accumulated deficit, resulting to book values below zero.
[5]	Amount before adjusting the related tax effect.

Significant financial data of equity method investees as of and for the year ended December 31, 2010, are as follows:

(in millions of Korean won)
Investee	Assets		Liabilities		Sales (operating revenue)		Net income (loss)
Balhae Infrastructure Fund	(Won)	956,235	(Won)	2,061	(Won)	66,474	(Won)	58,580
Korea Credit Bureau Co., Ltd.		44,983		9,507		33,055		4,709
United Asset Management Corporation		1,782,180		1,292,911		27,204		4,745
Kookmin Bank Int’l Ltd. (London)		364,305		298,925		16,444		2,977
Kookmin Bank Hong Kong Ltd.		539,755		423,487		22,335		8,159
Kookmin Bank Cambodia PLC.		39,929		23,040		2,472		64
JSC Bank CenterCredit		9,392,874		8,811,764		188,239		(282,615)
KB06-1 Venture Investment Partnership		20,568		71		2,561		827
KB08-1 Venture Investment Partnership		33,327		3		3,435		2,236
KoFC KBIC Frontier Champ 2010-5 PEF		20,990		53		—		(63)

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Audited or reviewed financial statements were used for the equity method investees as of December 31, 2010. However, unaudited financial statements as of December 31, 2010, of KB06-1 Venture Investment Partnership, KB08-1 Venture Investment Partnership, KoFC KBIC Frontier Champ 2010-5 PEF were used for the valuation of these equity method investments. The Bank performed analytical reviews on the unaudited financial statements, such as fluctuation analysis, to assess the reliability of those financial statements. The financial statements of JSC Bank CenterCredit, which were prepared in accordance with Kazakhstan GAAP, were appropriately adjusted to comply with Korean GAAP, and such adjustments resulted in a (Won)33,193 million decrease in its net assets.

Significant financial data of equity method investees as of and for the year ended December 31, 2009, are as follows:

(in millions of Korean won)
Investee	Assets		Liabilities		Sales (operating revenue)		Net income (loss)
Jooeun Industrial Co., Ltd.	(Won)	7,405	(Won)	73,626	(Won)	—	(Won)	(1,115)
Balhae Infrastructure Fund		911,332		1,985		64,485		56,964
Korea Credit Bureau Co., Ltd.		36,807		6,040		27,353		648
United Asset Management Corporation		68,710		185		152		(1,475)
Kookmin Bank Int’l Ltd. (London)		466,098		398,701		26,383		1,742
Kookmin Bank Hong Kong Ltd.		709,980		604,338		33,406		10,285
Kookmin Bank Cambodia PLC.		27,451		13,705		891		(1,419)
JSC Bank CenterCredit		9,118,956		8,380,797		564,488		101,367
KB06-1 Venture Investment Partnership		20,472		105		1,906		986
KB08-1 Venture Investment Partnership		31,090		3		2,189		1,208

Audited or reviewed financial statements were used for the equity method investees as of December 31, 2009. However, unaudited financial statements as of December 31, 2009, of Balhae Infrastructure Fund, Jooeun Industrial Co., Ltd., Korea Credit Bureau Co., Ltd., KB06-1 Venture Investment Partnership, KB08-1 Venture Investment Partnership and JSC Bank CenterCredit were used for the valuation of these equity method investments. The Bank performed analytical reviews on the unaudited financial statements, such as fluctuation analysis, to assess the reliability of those financial statements. The financial statements of JSC Bank CenterCredit, which were prepared in accordance with Kazakhstan GAAP, were appropriately adjusted to comply with Korean GAAP, and such adjustments resulted in a (Won)10,452 million decrease in its net assets.

In accordance with the Detailed Enforcement Rules on Supervision of Banking Business, certain trust accounts, whose principal or fixed rate of return is guaranteed, are included in the consolidated financial statements. As a result, the net assets reported in the non-consolidated financial statements do not reconcile with the proportionate ownership of the controlling entity in the net assets reported in the consolidated financial statements. The difference between the Bank’s proportionate ownership in the net assets of the consolidated financial statements and the net assets of the non-consolidated financial statements as of December 31, 2010 and December 31, 2009, amounts to (Won)(-)80,423 million and (Won)(-)74,812 million, respectively.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Changes in accumulated other comprehensive income related to the valuation of securities for the year ended December 31, 2010, are as follows:

(in millions of Korean won)
	Beginning		Increase (decrease)		Disposal (realization)		Ending
Gain (loss) on valuation of available-for-sale securities
Equity securities	(Won)	617,575	(Won)	(47,960)	(Won)	(6,052)	(Won)	563,563
Debt securities in won		36,447		109,046		(33,719)		111,774
Debt securities in foreign currencies		(11,998)		19,837		2,594		10,433
Beneficiary certificates		13,837		45,517		(116)		59,238
Others		1,494		6,833		(73)		8,254

		657,355		133,273		(37,366)		753,262

Gain (loss) on valuation of held-to-maturity securities
Debt securities in won		21		—		(5)		16

Gain on valuation of equity method investments		624		745		(54)		1,315

Loss on valuation of equity method investments		(5,850)		5,328		120		(402)

	(Won)	652,150	(Won)	139,346	(Won)	(37,305)	(Won)	754,191

Changes in accumulated other comprehensive income related to the valuation of securities for the year ended December 31, 2009, were as follows:

(in millions of Korean won)
	Beginning		Increase (decrease)		Disposal (realization)		Ending
Gain (loss) on valuation of available-for-sale securities
Equity securities	(Won)	(587,547)	(Won)	1,105,352	(Won)	99,770	(Won)	617,575
Debt securities in won		224,460		(77,847)		(110,166)		36,447
Debt securities in foreign currencies		(57,036)		40,595		4,443		(11,998)
Beneficiary certificates		1,031		13,536		(730)		13,837
Others		3,269		(1,754)		(21)		1,494

		(415,823)		1,079,882		(6,704)		657,355

Gain (loss) on valuation of held-to-maturity securities
Debt securities in won		29		—		(8)		21

Gain on valuation of equity method investments		—		926		(302)		624

Loss on valuation of equity method investments		(32,799)		19,468		7,481		(5,850)

	(Won)	(448,593)	(Won)	1,100,276	(Won)	467	(Won)	652,150

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Securities provided as collaterals as of December 31, 2010, are as follows:

(in millions of Korean won)
Provided to	Book value		Collateral amount		Provided for
Korea Securities Depository and others	(Won)	3,031,485	(Won)	3,034,000	Bonds sold under repurchase agreements
Korea Securities Depository and others		139,810		145,000	Securities lending transactions
Bank of Korea		1,100,351		1,120,000	Borrowings from Bank of Korea
Bank of Korea		597,303		604,800	Settlement risk with Bank of Korea
Samsung Futures and others		746,015		751,827	Substitute securities of derivatives transactions
Others		970,391		950,000	Others

	(Won)	6,585,355	(Won)	6,605,627

Securities provided as collaterals as of December 31, 2009, were as follows:

(in millions of Korean won)
Provided to	Book value		Collateral amount		Provided for
Korea Securities Depository and others	(Won)	4,210,796	(Won)	4,222,531	Bonds sold under repurchase agreements
Korea Securities Depository and others		131,743		140,000	Securities lending transactions
Bank of Korea		1,385,931		1,420,000	Borrowings from Bank of Korea
Bank of Korea		575,164		586,800	Settlement risk of Bank of Korea
Samsung Futures and others		900,229		897,591	Substitute securities of derivatives transaction
Others		981,612		972,593	Others

	(Won)	8,185,475	(Won)	8,239,515

Loaned securities as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010		2009		Provided to
Government and public bonds	(Won)	880,448	(Won)	239,362	Korea Securities Finance Corp. and others
Stocks		2,448		30,285	Korea Securities Depository and others

	(Won)	882,896	(Won)	269,647

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

5.	Loans Receivable

Loans receivable as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010		2009
Call loans	(Won)	1,148,042	(Won)	772,977
Domestic import usance bill		2,611,207		2,354,936
Credit card receivables		12,417,671		11,383,722
Bills bought in foreign currencies		2,216,082		2,054,133
Bills bought in won		21,731		19,179
Bonds purchased under resale agreements		1,930,000		1,590,000
Loans		177,478,422		176,812,129
Factoring receivables		—		18
Advances for customers		184,903		44,334
Privately placed bonds		2,189,804		3,297,969

		200,197,862		198,329,397
Allowance for loan losses		(4,227,326)		(3,423,107)
Deferred loan origination fees and costs		208,405		160,688

	(Won)	196,178,941	(Won)	195,066,978

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Loans receivable in won and in foreign currencies as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
		2010		2009
Loans in won
Corporate	Operation loans
	General operation loans	(Won)	40,122,384	(Won)	40,704,286
	Notes discounted		501,816		604,481
	Overdraft accounts		302,860		283,190
	Trading notes		912,900		957,654
	Others		7,420,901		8,519,544

			49,260,861		51,069,155

	Facilities loans
	General facilities loans		20,616,158		18,428,467
	Others		1,627,460		1,512,840

			22,243,618		19,941,307

			71,504,479		71,010,462

Households	General purpose loans		54,675,115		51,515,962
	Housing loans		42,628,746		45,112,757
	Remunerations on mutual installment savings		23,794		28,900
	Others		549,115		471,568

			97,876,770		97,129,187

Public sector	Public operation loans		2,548,970		2,872,236
	Public facilities loans		69,759		161,439

			2,618,729		3,033,675

Others	Property formation loans		299		382
	Others		—		11

			299		393

			172,000,277		171,173,717

Loans in foreign currencies
	Domestic funding loans		4,313,647		4,444,616
	Off-shore funding loans		926,510		1,113,815
	Inter-bank loans		237,988		79,981

			5,478,145		5,638,412

		(Won)	177,478,422	(Won)	176,812,129

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Loans, by borrower type, in won and in foreign currencies, as of December 31, 2010, are as follows:

(in millions of Korean won)
By borrower type	Loans in won		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	9,443,675	(Won)	2,299,242	(Won)	11,742,917	6.62
Small and medium-sized corporations		62,060,804		3,059,069		65,119,873	36.70
Households		97,877,069		54,983		97,932,052	55.17
Others		2,618,729		64,851		2,683,580	1.51

	(Won)	172,000,277	(Won)	5,478,145	(Won)	177,478,422	100.00

Loans, by borrower type, in won and in foreign currencies, as of December 31, 2009, were as follows:

(in millions of Korean won)
By borrower type	Loans in won		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	8,586,104	(Won)	2,678,605	(Won)	11,264,709	6.37
Small and medium-sized corporations		62,424,358		2,774,728		65,199,086	36.88
Households		97,129,580		48,607		97,178,187	54.96
Others		3,033,675		136,472		3,170,147	1.79

	(Won)	171,173,717	(Won)	5,638,412	(Won)	176,812,129	100.00

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Loans receivable, by borrower’s country or region, as of December 31, 2010, are as follows:

(in millions of Korean won)
By country	Loans receivable in won		Loans receivable in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	172,000,277	(Won)	4,476,880	(Won)	22,546,939	(Won)	199,024,096	99.41
Southeast Asia		—		85,557		56,954		142,511	0.07
China		—		11,376		79,936		91,312	0.05
Japan		—		840,062		53		840,115	0.42
Central and South America		—		1,453		384		1,837	0.00
USA		—		—		902		902	0.00
Others		—		62,817		34,272		97,089	0.05

	(Won)	172,000,277	(Won)	5,478,145	(Won)	22,719,440	(Won)	200,197,862	100.00

Loans receivable, by borrower’s country or region, as of December 31, 2009, were as follows:

(in millions of Korean won)
By country	Loans receivable in won		Loans receivable in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	171,173,717	(Won)	4,867,407	(Won)	21,376,276	(Won)	197,417,400	99.54
Southeast Asia		—		9,530		57		9,587	0.01
China		—		23,111		—		23,111	0.01
Japan		—		611,978		90		612,068	0.31
Central and South America		—		27,890		1		27,891	0.01
USA		—		—		785		785	0.00
Others		—		98,496		140,059		238,555	0.12

	(Won)	171,173,717	(Won)	5,638,412	(Won)	21,517,268	(Won)	198,329,397	100.00

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Loans receivable, by industry, as of December 31, 2010, are as follows:

(in millions of Korean won)
By industry	Loans receivable in won		Loans receivable in foreign currencies		Others		Total		Percentage (%)
Corporations
Financial institutions	(Won)	1,851,884	(Won)	368,926	(Won)	3,277,389	(Won)	5,498,199	2.75
Manufacturing		22,015,733		2,052,492		4,701,554		28,769,779	14.37
Services		30,400,246		2,216,220		982,424		33,598,890	16.78
Others		19,574,045		775,659		2,763,720		23,113,424	11.55
Households		97,877,069		54,983		10,938,665		108,870,717	54.38
Public sector		281,300		9,865		55,688		346,853	0.17

	(Won)	172,000,277	(Won)	5,478,145	(Won)	22,719,440	(Won)	200,197,862	100.00

Loans receivable, by industry, as of December 31, 2009, were as follows:

(in millions of Korean won)
By industry	Loans receivable in won		Loans receivable in foreign currencies		Others		Total		Percentage (%)
Corporations
Financial institutions	(Won)	1,486,311	(Won)	196,566	(Won)	2,653,329	(Won)	4,336,206	2.19
Manufacturing		20,791,562		2,424,118		4,520,199		27,735,879	13.98
Services		31,804,829		2,225,545		1,327,266		35,357,640	17.82
Others		19,719,978		736,711		3,018,809		23,475,498	11.84
Households		97,129,580		48,607		9,975,007		107,153,194	54.03
Public sector		241,457		6,865		22,658		270,980	0.14

	(Won)	171,173,717	(Won)	5,638,412	(Won)	21,517,268	(Won)	198,329,397	100.00

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Loans to financial institutions as of December 31, 2010, are as follows:

(in millions of Korean won)
	Bank		Other financial institutions		Total
Loans in won	(Won)	—	(Won)	1,851,884	(Won)	1,851,884
Loans in foreign currencies		237,988		130,938		368,926
Others		3,147,490		129,899		3,277,389

	(Won)	3,385,478	(Won)	2,112,721	(Won)	5,498,199

Loans to financial institutions as of December 31, 2009, were as follows:

(in millions of Korean won)
	Bank		Other financial institutions		Total
Loans in won	(Won)	—	(Won)	1,486,311	(Won)	1,486,311
Loans in foreign currencies		79,981		116,585		196,566
Others		2,384,727		268,602		2,653,329

	(Won)	2,464,708	(Won)	1,871,498	(Won)	4,336,206

Asset quality of loans receivable as of December 31, 2010, is as follows:

(in millions of Korean won)
	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Call loans	(Won)	1,148,042	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,148,042
Domestic import usance bill		2,530,971		50,559		19,787		5,088		4,802		2,611,207
Credit card receivables		12,154,175		179,591		3,531		38,876		41,498		12,417,671
Bills bought in foreign currency[1]		2,189,232		47,949		506		82		44		2,237,813
Bond purchased under resale agreements		1,930,000		—		—		—		—		1,930,000
Loans		170,074,089		4,111,428		1,904,041		1,106,883		281,981		177,478,422
Advances for customers		53,255		31,087		3,302		916		96,343		184,903
Privately placed bonds		2,142,001		35,369		10,433		—		2,001		2,189,804

	(Won)	192,221,765	(Won)	4,455,983	(Won)	1,941,600	(Won)	1,151,845	(Won)	426,669	(Won)	200,197,862

[1]	Bills bought in won included.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Asset quality of loans receivable as of December 31, 2009, was as follows:

(in millions of Korean won)
	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Call loans	(Won)	772,977	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	772,977
Domestic import usance bill		2,274,804		56,488		13,572		379		9,693		2,354,936
Credit card receivables		11,148,132		144,398		2,782		42,477		45,933		11,383,722
Bills bought in foreign currency[1]		2,040,975		2,804		28,351		768		414		2,073,312
Bond purchased under resale agreements		1,590,000		—		—		—		—		1,590,000
Loans		171,518,112		3,261,579		1,168,068		541,690		322,680		176,812,129
Factoring receivables		18		—		—		—		—		18
Advances for customers		1,268		31,121		5,782		463		5,700		44,334
Privately placed bonds		3,248,047		31,390		18,529		—		3		3,297,969

	(Won)	192,594,333	(Won)	3,527,780	(Won)	1,237,084	(Won)	585,777	(Won)	384,423	(Won)	198,329,397

[1]	Bills bought in won included.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The maturities of loans receivable as of December 31, 2010, are as follows:

(in millions of Korean won)
	Loans receivable in won		Loans receivable in foreign currencies		Others		Total
Due in 3 months or less	(Won)	23,725,624	(Won)	922,847	(Won)	15,411,362	(Won)	40,059,833
Due after 3 months through 6 months		25,800,731		1,272,376		2,707,966		29,781,073
Due after 6 months through 1 year		37,383,127		1,454,089		1,987,248		40,824,464
Due after 1 year through 2 years		11,524,613		293,925		1,376,756		13,195,294
Due after 2 years through 3 years		9,022,317		418,420		964,740		10,405,477
Due after 3 years through 4 years		2,762,719		209,797		82,296		3,054,812
Due after 4 years through 5 years		4,407,693		173,530		12,970		4,594,193
Over 5 years		57,373,453		733,161		176,102		58,282,716

	(Won)	172,000,277	(Won)	5,478,145	(Won)	22,719,440	(Won)	200,197,862

The maturities of loans receivable as of December 31, 2009, were as follows:

(in millions of Korean won)
	Loans receivable in won		Loans receivable in foreign currencies		Others		Total
Due in 3 months or less	(Won)	23,786,938	(Won)	864,404	(Won)	13,991,501	(Won)	38,642,843
Due after 3 months through 6 months		24,019,208		1,011,320		2,042,905		27,073,433
Due after 6 months through 1 year		37,879,895		940,855		1,899,404		40,720,154
Due after 1 year through 2 years		16,813,097		1,237,696		2,423,493		20,474,286
Due after 2 years through 3 years		11,205,418		261,259		653,374		12,120,051
Due after 3 years through 4 years		2,644,992		136,447		240,843		3,022,282
Due after 4 years through 5 years		2,663,995		241,264		36,354		2,941,613
Over 5 years		52,160,174		945,167		229,394		53,334,735

	(Won)	171,173,717	(Won)	5,638,412	(Won)	21,517,268	(Won)	198,329,397

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The loans receivable disposed of during the year ended December 31, 2010, are as follows:

(in millions of Korean won)

	Loans receivable in Won		Gain on disposal[1]		Loss on disposal
KT Capital Corporation	(Won)	28,390	(Won)	987	(Won)	—
Korea Exchange Bank		23,400		4		—
DBAF 1st Securitization Specialty Co., Ltd.		49,823		—		4,680
Consumer Credit Assistant Fund Co., Ltd.		58		—		44
Woori F&I sixteenth Asset Securitization Specialty Co., Ltd.		58,632		1,045		—
United 1st Securitization Specialty Co., Ltd.		77,394		22,979		6
UNK 1st Securitization Specialty Co., Ltd.		115,107		3,809		—
UHK 1st Securitization Specialty Co., Ltd.		211,704		—		36,978
UPF First Asset Securitization Specialty Co., Ltd.		150,000		—		60,215
Prime NPL 1st Securitization Specialty Co., Ltd.		88,034		—		4,747
Korea Housing Finance Corporation		527,775		8,090		27
K&P Consortium		26,238		2		295

	(Won)	1,356,555	(Won)	36,916	(Won)	106,992

[1]	The loss on disposal amounting to (Won)48 million related to discontinued operations is included for the year ended December 31, 2010.

The loans receivable disposed of during the year ended December 31, 2009, were as follows:

(in millions of Korean won)

	Loans receivable in Won		Gain on disposal[1]		Loss on disposal
Consumer Credit Assistant Fund Co., Ltd.	(Won)	1,206,603	(Won)	42,945	(Won)	49
Golden Bridge Capital Co., Ltd.		4,480		659		—
KB 13th Securitization Specialty Co., Ltd.		353,199		10,141		—
KB 14th Securitization Specialty Co., Ltd.		243,971		—		34,571
Hanyang Securities Co., Ltd.		676,800		18,776		—
Korea Housing Finance Corporation		2,758,489		24,575		88
Gyeonggi Savings Bank		81,512		—		14,301
Hyundai Swiss 4 Savings Bank		50,484		—		3,970
Korea Asset Management Corporation		19,000		—		1,508

	(Won)	5,394,538	(Won)	97,096	(Won)	54,487

[1]	The gain on disposal amounting to (Won)29,193 million related to discontinued operations is included for the year ended December 31, 2009.

The Bank pledged mortgage loans, and credit card receivables and accounts receivable amounting to (Won)1,565,649 million and (Won)1,698,465 million, respectively, as collaterals for covered bonds.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The changes in deferred loan origination fees and costs for the years ended December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
2010	Beginning		Increase		Decrease		Ending
Deferred loan origination fees and costs	(Won)	160,688	(Won)	92,249	(Won)	44,532	(Won)	208,405

(in millions of Korean won)
2009	Beginning		Increase		Decrease		Ending
Deferred loan origination fees and costs	(Won)	187,399	(Won)	49,594	(Won)	76,305	(Won)	160,688

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

6.	Restructured Loans

The loans restructured through principal reduction, debt-equity swap and interest rate reduction due to workout plans or other similar restructuring programs during the year ended December 31, 2010, are as follows:

(in millions of Korean won)
	Amount before restructuring		Principal reduction		Debt-equity swap[1]		Interest rate reduction		Extension of maturity
Workout	(Won)	580,154	(Won)	—	(Won)	72,021	(Won)	12,450	(Won)	495,683
Others		532,841		369		—		61,705		470,767

	(Won)	1,112,995	(Won)	369	(Won)	72,021	(Won)	74,155	(Won)	966,450

[1]	Includes loans to be swapped for newly-issued shares whose quantity has not been determined.

The loans restructured through principal reduction, debt-equity swap and interest rate reduction due to workout plans or other similar restructuring programs during the year ended December 31, 2009, were as follows:

(in millions of Korean won)
	Amount before restructuring		Principal reduction		Debt- equity swap[1]		Interest rate reduction		Extension of maturity
Workout	(Won)	1,097,448	(Won)	—	(Won)	25,524	(Won)	58,920	(Won)	1,013,004
Others		29,347		6,888		2,178		—		20,281

	(Won)	1,126,795	(Won)	6,888	(Won)	27,702	(Won)	58,920	(Won)	1,033,285

[1]	Includes loans to be swapped for newly-issued shares whose quantity has not been determined.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Changes in present value discounts of the restructured loans for the year ended December 31, 2010, are as follows:

(in millions of Korean won)
			Present value discounts
	Remaining principal		Beginning		Increase		Decrease		Ending
Court mediation	(Won)	—	(Won)	292	(Won)	—	(Won)	292	(Won)	—
Workout		914,083		25,264		85,958		60,393		50,829
Others		23,359		2,846		2,778		3,692		1,932

	(Won)	937,442	(Won)	28,402	(Won)	88,736	(Won)	64,377	(Won)	52,761

Changes in the present value discounts of the restructured loans for the year ended December 31, 2009, were as follows:

(in millions of Korean won)
			Present value discounts
	Remaining principal		Beginning		Increase		Decrease		Ending
Court mediation	(Won)	2,581	(Won)	491	(Won)	—	(Won)	199	(Won)	292
Workout		597,690		3,870		49,267		27,873		25,264
Others		20,658		1,229		3,827		2,210		2,846

	(Won)	620,929	(Won)	5,590	(Won)	53,094	(Won)	30,282	(Won)	28,402

For loans that were restructured through interest rate reduction, the discount rate used to estimate the present value of the future cash flows for fixed rate loans is the effective interest rates at inception, and for floating rate loans, it is the interest rate that was applicable to the borrower at the loan origination date plus the credit spread at the date of the loan restructuring assuming the credit risk of the borrower is still valid at the date of restructuring. The difference between the book value and the present value is adjusted in the related allowances for loan losses.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

7.	Allowance for Credit Losses

The allowances for loan losses as of December 31, 2010, are as follows:

(in millions of Korean won)

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Domestic import usance bill	(Won)	21,876	(Won)	7,339	(Won)	4,204	(Won)	3,083	(Won)	4,802	(Won)	41,304
Credit card receivables		182,309		26,938		706		23,280		41,498		274,731
Bills bought in foreign currency[1]		18,929		7,817		223		41		44		27,054
Loans		1,606,171		590,761		583,857		692,076		281,981		3,754,846
Advances for customers		453		2,282		660		481		96,343		100,219
Privately placed bonds		18,494		6,540		2,137		—		2,001		29,172

	(Won)	1,848,232	(Won)	641,677	(Won)	591,787	(Won)	718,961	(Won)	426,669	(Won)	4,227,326

[1]	Bills bought in won included.

The allowances for loan losses as of December 31, 2009, were as follows:

(in millions of Korean won)

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Domestic import usance bill	(Won)	19,628	(Won)	8,692	(Won)	2,715	(Won)	208	(Won)	9,693	(Won)	40,936
Credit card receivables		167,215		21,660		556		25,486		45,933		260,850
Bills bought in foreign currency[1]		17,629		383		13,804		475		414		32,705
Loans		1,621,097		453,764		279,770		367,678		322,680		3,044,989
Advances for customers		11		2,274		1,156		248		5,700		9,389
Privately placed bonds		28,220		2,197		3,818		—		3		34,238

	(Won)	1,853,800	(Won)	488,970	(Won)	301,819	(Won)	394,095	(Won)	384,423	(Won)	3,423,107

[1]	Bills bought in won included.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The changes in allowance for losses on loans and other assets for the years ended December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010		2009
Beginning [1]	(Won)	3,848,237	(Won)	3,674,975
Provision for loan losses [2]		2,726,353		2,207,853
Collection of written-off loans		498,475		452,424
Repurchase of loans sold		22,370		7,015
Sale of loans		(82,139)		(129,865)
Written-off of loans		(2,273,618)		(2,333,667)
Exemption of loans		(495)		(2,114)
Dept-equity swap		(76,996)		(798)
Changes in foreign exchange rates and others		(20,495)		(27,586)

Ending [1]	(Won)	4,641,692	(Won)	3,848,237

[1]

Includes present value discounts amounting to (Won)52,761 million and (Won)28,402 million as of December 31, 2010 and 2009, respectively, and allowance for other assets amounting to (Won)414,366 million and (Won)425,130 million, respectively.

[2]	The provision for loan losses amounting to (Won)158,880 million and (Won)282,602 million related to discontinued operations is included for the years ended December 31, 2010 and 2009.

The allowance for losses on other assets as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010		2009
Suspense receivables	(Won)	7,697	(Won)	6,608
Uncollected guarantee deposits for rent		2,613		2,696
Settlement costs for financial accidents and others		24,052		30,352
Derivative instruments and others		376,301		384,476
Others		3,703		998

	(Won)	414,366	(Won)	425,130

The ratios of allowance for losses on loan as of December 31, 2010, 2009 and 2008, are as follows:

(in millions of Korean won)
	Loans receivable		Allowance for loan losses		Percentage (%)
December 31, 2010	(Won)	200,197,862	(Won)	4,227,326	2.11
December 31, 2009		198,329,397		3,423,107	1.73
December 31, 2008		201,960,015		3,452,589	1.71

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

8.	Property and Equipment

Property and equipment as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010		2009
Property and equipment	(Won)	5,295,002	(Won)	5,402,175
Accumulated depreciation		(2,089,093)		(2,062,205)
Accumulated impairment loss		(6,904)		(10,620)

	(Won)	3,199,005	(Won)	3,329,350

Details of property and equipment as of December 31, 2010, are as follows:

(in millions of Korean won)
	Acquisition cost		Accumulated depreciation		Accumulated impairment loss		Book value
Land[1]	(Won)	2,067,704	(Won)	—	(Won)	1,985	(Won)	2,065,719
Buildings		1,192,561		279,591		4,919		908,051
Leasehold improvements		398,474		351,134		—		47,340
Equipment and vehicles		1,636,144		1,458,368		—		177,776
Construction in progress		119		—		—		119

	(Won)	5,295,002	(Won)	2,089,093	(Won)	6,904	(Won)	3,199,005

[1]	The acquisition cost of land as of December 31, 2010, includes gain on asset revaluation of (Won)1,090,252 million.

Details of property and equipment as of December 31, 2009, were as follows:

(in millions of Korean won)
	Acquisition cost		Accumulated depreciation		Accumulated impairment loss		Book value
Land[1]	(Won)	2,076,927	(Won)	—	(Won)	2,903	(Won)	2,074,024
Buildings		1,173,724		252,716		7,717		913,291
Leasehold improvements		370,520		312,856		—		57,664
Equipment and vehicles		1,780,654		1,496,633		—		284,021
Construction in progress		350		—		—		350

	(Won)	5,402,175	(Won)	2,062,205	(Won)	10,620	(Won)	3,329,350

[1]	The acquisition cost of land as of December 31, 2009, included gain on asset revaluation of (Won)1,090,922 million.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The changes in book values of property and equipment for the year ended December 31, 2010, are as follows:

(in millions of Korean won)
	Beginning		Acquisition		Replace- Ment		Disposal		Deprecia- tion[1]		Impair- ment[2]		Change in foreign exchange rates and others		Ending
Land	(Won)	2,074,024	(Won)	—	(Won)	—	(Won)	8,057	(Won)	—	(Won)	288	(Won)	40	(Won)	2,065,719
Buildings		913,291		40		25,192		2,865		27,839		(81)		151		908,051
Leasehold improvements		57,664		588		27,346		2		38,278		—		22		47,340
Equipment and vehicles		284,021		62,293		—		167		168,401		—		30		177,776
Construction in progress		350		52,307		(52,538)		—		—		—		—		119

	(Won)	3,329,350	(Won)	115,228	(Won)	—	(Won)	11,091	(Won)	234,518	(Won)	207	(Won)	243	(Won)	3,199,005

[1]	The depreciation amounting to (Won)11,222 million related to discontinued operations is included for the year ended December 31, 2010.
[2]	Impairment loss on land includes valuation gain of (Won)218 million from asset revaluation.

The changes in book values of property and equipment for the year ended December 31, 2009, were as follows:

(in millions of Korean won)
	Beginning		Acquisition		Replace- Ment		Disposal		Deprecia- tion[1]		Impair- ment[2]		Change in foreign exchange rates and others		Ending
Land	(Won)	2,087,572	(Won)	233	(Won)	384	(Won)	11,846	(Won)	—	(Won)	2,279	(Won)	(40)	(Won)	2,074,024
Buildings		928,499		715		20,379		6,267		27,172		2,709		(154)		913,291
Leasehold improvements		73,826		—		31,284		441		46,895		—		(110)		57,664
Equipment and vehicles		400,848		122,601		—		386		238,889		—		(153)		284,021
Construction in progress		2,022		50,375		(52,047)		—		—		—		—		350

	(Won)	3,492,767	(Won)	173,924	(Won)	—	(Won)	18,940	(Won)	312,956	(Won)	4,988	(Won)	(457)	(Won)	3,329,350

[1]	The depreciation amounting to (Won)14,263 million related to discontinued operations was included for the year ended December 31, 2009.
[2]	Impairment loss on land included valuation gain of (Won)1,152 million from asset revaluation.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The value, published by the Ministry of Land, Transport and Maritime Affairs or local government, of the land held by the Bank was (Won)1,448,534 million and (Won)1,457,406 million as of December 31, 2010 and 2009, respectively.

Property and equipment insured as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
Type of insurance	Asset insured	2010		2009		Insurance company
General property insurance	Buildings	(Won)	872,855	(Won)	965,269	Samsung Fire & Marine Insurance Co., Ltd. and others
	Leasehold improvements		169,049		167,048
	Equipment and vehicles and others		206,079		317,143

		(Won)	1,247,983	(Won)	1,449,460

The Bank acquired the main frames and related equipment from IBM Korea, Inc. under a financial lease agreement and other agreements, and recorded them as property and equipment. The property and equipment under financial lease and financial lease obligations as of December 31, 2010, are as follows:

Property and equipment under financial lease:

(in millions of Korean won)
	Amount
Acquisition cost	(Won)	33,045
Accumulated depreciation		22,440

Book value		10,605

Depreciation	(Won)	11,864

Financial lease obligations1:

(in millions of Korean won)
	Annual lease payment		Principal		Interest
2011	(Won)	183	(Won)	145	(Won)	38
2012		154		124		30
2013		210		189		21
2014		277		269		8

	(Won)	824	(Won)	727	(Won)	97

[1]	Financial lease obligations include the amounts of property and equipment under financial lease and intangible assets under financial lease.

As of December 31, 2010, the Bank plans to obtain additional financial lease amounting to (Won)63,441 million according to the above financial lease agreement.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

On December 31, 2008, the Bank revalued its land, the book value of which was recorded at the revalued amount. The revaluation of land was performed by independent appraisers, determined from market-based evidence. As a result of the revaluation, gain on revaluation of (Won)1,145,969 million was credited to accumulated other comprehensive income, net of tax amounting to (Won)252,113 million, and loss on revaluation of (Won)51,723 million was charged to current earnings.

As of December 31, 2010 and 2009, the book value of the Bank’s land that would have been carried under the cost model is (Won)973,148 million and (Won)980,697 million, respectively.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

9.	Other Assets

Other assets as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010		2009
Guarantee deposits paid	(Won)	1,424,538	(Won)	1,443,076
Accounts receivable (Note 19)		3,718,722		3,577,669
Accrued income (Notes 2 and 26)		1,076,111		1,067,531
Prepaid expenses		192,029		173,377
Derivative assets (Note 19)		2,591,868		3,367,463
Domestic exchange settlement debits		1,709,096		639,646
Intangible assets, net		270,568		242,074
Miscellaneous assets		96,303		211,892

		11,079,235		10,722,728
Less: Allowance for losses on other assets (Note 7)		(414,366)		(425,130)

	(Won)	10,664,869	(Won)	10,297,598

Intangible assets as of December 31, 2010, are as follows:

(in millions of Korean won)
	Acquisition cost		Accumulated amortization		Book value
Goodwill	(Won)	705,108	(Won)	705,108	(Won)	—
Other intangible assets		562,605		292,037		270,568

	(Won)	1,267,713	(Won)	997,145	(Won)	270,568

Intangible assets as of December 31, 2009, were as follows:

(in millions of Korean won)
	Acquisition cost		Accumulated amortization		Book value
Goodwill	(Won)	705,108	(Won)	639,819	(Won)	65,289
Other intangible assets		373,349		196,564		176,785

	(Won)	1,078,457	(Won)	836,383	(Won)	242,074

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The changes in intangible assets for the year ended December 31, 2010, are as follows:

(in millions of Korean won)
	Beginning		Increase		Decrease[1]		Ending
Goodwill	(Won)	65,289	(Won)	—	(Won)	65,289	(Won)	—
Other intangible assets		176,785		189,256		95,473		270,568

	(Won)	242,074	(Won)	189,256	(Won)	160,762	(Won)	270,568

[1]	The amortization amounting to (Won)7,436 million related to discontinued operations is included for the year ended December 31, 2010.

The changes in intangible assets for the year ended December 31, 2009, were as follows:

(in millions of Korean won)
	Beginning		Increase		Decrease[1]		Ending
Goodwill	(Won)	143,634	(Won)	—	(Won)	78,345	(Won)	65,289
Other intangible assets		176,147		70,273		69,635		176,785

	(Won)	319,781	(Won)	70,273	(Won)	147,980	(Won)	242,074

[1]	The amortization amounting to (Won)2,802 million related to discontinued operations was included for the year ended December 31, 2009.

The Bank acquired the main frames and related intangible assets from IBM Korea, Inc. under a financial lease agreement and other agreements, and recorded them as other intangible assets.

The other intangible assets under financial lease as of December 31, 2010, are as follows1:

(in millions of Korean won)
	Amount
Acquisition cost	(Won)	13,656
Accumulated amortization		5,879

Book value	(Won)	7,777

Amortization	(Won)	3,414

[1]	See Note 8 for related financial lease obligations for other intangible assets under financial lease.

Miscellaneous assets as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010		2009
Supplies	(Won)	20,551	(Won)	24,419
Court-required deposits		5,552		3,037
Unsettled foreign currencies		25,833		16,586
Suspense receivables		44,167		167,514
Others		200		336

	(Won)	96,303	(Won)	211,892

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

10.	Deposits

Deposits as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010		2009
Demand deposits	(Won)	59,878,026	(Won)	52,566,483
Time deposits		120,293,905		93,861,639
Negotiable certificates of deposit		2,346,927		23,957,756

	(Won)	182,518,858	(Won)	170,385,878

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Details of deposits as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010		2009
Demand deposits in won
Checking deposits	(Won)	219,646	(Won)	586,466
Household checking deposits		460,228		403,602
Temporary deposits		2,862,704		2,855,261
Passbook deposits		19,755,902		17,922,039
Public fund deposits		125,094		158,275
National Treasury deposits		5,869		4,187
General savings deposits		22,716,444		19,993,982
Corporate savings deposits		12,174,807		9,053,919
Nonresident’s deposit in won		59,481		69,082
Nonresident’s free deposit in won		25,709		39,777

		58,405,884		51,086,590

Demand deposits in foreign currencies
Checking deposits		81,551		77,679
Passbook deposits		1,373,727		1,360,489
Temporary deposits		1,002		16,465
Others		872		8,705

		1,457,152		1,463,338

Demand deposits in gold		14,990		16,555

	(Won)	59,878,026	(Won)	52,566,483

Time deposits in won
Time deposits	(Won)	105,814,987	(Won)	78,968,045
Installment savings deposits		5,625,204		5,418,023
Property formation savings		367		397
Workers’ savings for housing		2		2
Nonresident’s deposit in won		214,383		263,915
Nonresident’s free deposit in won		119,578		101,003
Long-term savings deposits for workers		2,035		2,304
Long-term housing savings deposits		3,758,140		3,789,455
Long-term savings for households		371		523
Workers’ preferential savings deposits		998		2,535
Mutual installment deposits		1,941,868		1,789,963
Mutual installment for housing		1,485,335		1,900,618

		118,963,268		92,236,783
Loss (gain) on valuation of fair value hedged item (current year portion)		—		(1,725)
Loss (gain) on valuation of fair value hedged item (prior year portion) [1]		—		(9,964)

		118,963,268		92,225,094

Time deposits in foreign currencies
Time deposits		1,330,223		1,630,990
Installment savings deposits		391		480
Others		23		5,075

		1,330,637		1,636,545

	(Won)	120,293,905	(Won)	93,861,639

Negotiable certificates of deposit	(Won)	2,346,927	(Won)	23,957,756

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

[1]	The Bank recognized loss on redemption of fair value hedged items of (Won)11,689 million for the year ended December 31, 2010.

Deposits with financial institutions as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)

	Financial institutions	2010		2009
Demand deposits & time deposits	Banks	(Won)	10,890,476	(Won)	5,221,382
	Others		22,502,770		16,123,474

			33,393,246		21,344,856

Negotiable certificates of deposit	Banks		19,010		852,910
	Others		811,700		4,334,074

			830,710		5,186,984

		(Won)	34,223,956	(Won)	26,531,840

The maturities of deposits as of December 31, 2010, are as follows:

(in millions of Korean won)
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Demand deposits	(Won)	59,878,026	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	59,878,026
Time deposits		47,639,379		16,334,476		48,974,701		5,782,751		1,562,598		120,293,905
Negotiable certificates of deposit		2,036,253		67,728		242,478		468		—		2,346,927

	(Won)	109,553,658	(Won)	16,402,204	(Won)	49,217,179	(Won)	5,783,219	(Won)	1,562,598	(Won)	182,518,858

The maturities of deposits as of December 31, 2009, were as follows:

(in millions of Korean won)

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Demand deposits	(Won)	52,566,483	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	52,566,483
Time deposits		36,545,686		12,302,138		37,332,853		4,373,409		3,307,553		93,861,639
Negotiable certificates of deposit		16,309,997		3,358,547		4,103,361		185,851		—		23,957,756

	(Won)	105,422,166	(Won)	15,660,685	(Won)	41,436,214	(Won)	4,559,260	(Won)	3,307,553	(Won)	170,385,878

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

11.	Debts

Debts as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010		2009
Call money	(Won)	471,231	(Won)	1,354,645
Bills sold		75,587		64,839
Bonds sold under repurchase agreements		809,516		2,495,288
Securities sold		—		130,261
Borrowings		10,052,449		9,928,289
Debentures, net of discount of (Won)40,921 (2009:(Won)57,538)		28,751,037		37,985,060

	(Won)	40,159,820	(Won)	51,958,382

Call money as of December 31, 2010 and 2009, consists of:

(in millions of Korean won)
Account	Lender	Annual interest rates (%)	2010		2009
Call money in won	Samsung Life Insurance Co., Ltd. and others	2.07 ~ 2.41	(Won)	30,500	(Won)	197,100
Call money in foreign currencies	Citibank Korea Inc. and others	0.40 ~ 3.20		440,731		1,157,545

			(Won)	471,231	(Won)	1,354,645

Bills sold, bonds sold under repurchase agreements and securities sold as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
Account	Lender	Annual interest rates (%)	2010		2009
Bills sold	Teller’s sales	1.69 ~ 3.85	(Won)	75,587	(Won)	64,839
Bonds sold under repurchase agreements	Individual, group and corporations	1.50 ~ 4.90		809,516		2,495,288
Securities sold	Korea Securities Depository and others	—		—		130,261

			(Won)	885,103	(Won)	2,690,388

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Borrowings as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
Account	Lender	Annual interest rate (%)	2010		2009
Borrowings in won
Borrowings from the Bank of Korea	Bank of Korea	1.25	(Won)	930,653	(Won)	1,343,725
Borrowings from the Korean government	Ministry of Strategy and Finance and others	0.00 ~ 5.00		676,223		674,272
Borrowings from banking institutions	Industrial Bank of Korea	2.72 ~ 3.49		10,654		19,473
Borrowings from other financial institutions	Korea Development Bank	2.00 ~ 3.29		56,252		47,406
Other borrowings	Small & Medium Business Corporation and others	1.20 ~ 5.40		2,059,495		1,783,816

				3,733,277		3,868,692

Borrowings in foreign currencies
Due to banks	Wells Fargo N.A. and others	0.00 ~ 1.32		336,506		176,819
Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.45 ~ 5.45		2,542,486		2,701,561
Off-shore borrowings in foreign currencies	Sumitomo Mitsui Banking Corp. and others	0.45 ~ 3.36		1,447,651		1,313,154
Other borrowings	ING Bank Singapore and others			1,992,529		1,868,063

				6,319,172		6,059,597

			(Won)	10,052,449	(Won)	9,928,289

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Debentures as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	Annual interest rate (%)	2010		2009
Debentures in won
Hybrid debentures	6.46 ~ 8.50	(Won)	1,100,000	(Won)	1,100,000
Structured debentures	4.29 ~ 12.00		3,684,341		3,903,238
Subordinated fixed rate debentures in won	4.38 ~ 7.70		7,323,268		7,972,273
Fixed rate debentures	2.73 ~ 7.95		12,343,628		20,672,646
Floating rate debentures	2.85 ~ 3.30		830,000		280,000

			25,281,237		33,928,157
Loss (gain) on valuation of fair value hedged items (current year portion)			57,045		(249,505)
Loss (gain) on valuation of fair value hedged items (prior year portion) [1]			(35,515)		167,195

			25,302,767		33,845,847
Discounts on debentures			(16,614)		(27,940)

			25,286,153		33,817,907

Debentures in foreign currency
Fixed rates debentures	1.17 ~ 7.25		2,337,759		1,840,344
Floating rates debentures	0.49 ~ 5.45		1,263,080		2,462,677

			3,600,839		4,303,021
Loss(gain) on valuation of fair value hedged items (current year portion)			(27,816)		(107,189)
Loss (gain) on valuation of fair value hedged items (prior year portion) [2]			(83,832)		919

			3,489,191		4,196,751
Discounts on debentures			(24,307)		(29,598)

			3,464,884		4,167,153

		(Won)	28,751,037	(Won)	37,985,060

[1]

The Bank amortized (Won)36 million as interest expense related to the discontinuance of hedge accounting for the year ended December 31, 2010. The Bank recognized loss on redemption of fair value hedged items of (Won)46,759 million for the year ended December 31, 2010.

[2]

The Bank recognized (Won)2,622 million as loss on foreign currency transaction and amortized (Won)20,202 million as interest expense for the year ended December 31, 2010. And the Bank recognized gain on redemption of fair value hedged items of (Won)386 million for the year ended December 31, 2010.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Hybrid debentures and subordinated debentures in won as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	Issued date	Expiration date	Annual interest rate (%)	2010		2009
Subordinated fixed rate debentures in won	00-03-27~04-12-27	05-03-27~10-11-28	—	(Won)	35,674	(Won)	1,184,679
	2002-09-27	2013-03-27	6.66 ~ 6.70		92,637		92,637
	2002-11-27	2013-05-27	6.51 ~ 6.55		100,256		100,256
	2002-12-27	13-06-27~14-12-27	6.55 ~ 6.65		80,370		80,370
	2003-10-27	11-01-27~14-01-27	5.33 ~ 5.60		92,490		92,490
	2004-02-27	11-08-27~14-08-27	5.84 ~ 6.16		63,202		63,202
	2004-09-30	2018-12-30	5.12		57,784		57,784
	2006-03-31	2012-01-31	5.67 ~ 5.70		1,900,855		1,900,855
	2008-08-13	14-02-13~16-02-13	7.38 ~ 7.51		500,000		500,000
	2008-09-25	2014-03-25	7.45		23,747		23,747
	2008-09-26	2014-03-26	7.45		182,215		182,215
	2008-09-29	2014-03-29	7.45		221,186		221,186
	2008-10-20	2014-04-20	7.45		43,787		43,787
	2008-10-21	2014-04-21	7.45		17,923		17,923
	2008-10-22	2014-04-22	7.45		10,784		10,784
	2008-10-23	2014-04-23	7.45		358		358
	2008-11-10	2014-05-10	7.70		111,317		111,317
	2008-11-11	2014-05-11	7.70		185,376		185,376
	2008-11-12	2014-05-12	7.70		211,978		211,978
	2008-11-13	2014-05-13	7.70		229,730		229,730
	2008-11-18	2014-05-18	7.70		191,839		191,839
	2008-11-19	2014-05-19	7.70		102,784		102,784
	2008-11-20	2014-05-20	7.70		177,383		177,383
	2008-11-21	2014-05-21	7.70		167,721		167,721
	2008-11-24	2014-05-24	7.70		83,939		83,939
	2008-11-25	2014-05-25	7.70		37,933		37,933
	2008-12-22	2014-06-22	7.30		287,769		287,769
	2008-12-23	14-03-23~14-06-23	7.30 ~ 7.70		381,212		381,212
	2008-12-24	2014-06-24	7.30		104,079		104,079
	2008-12-26	2014-06-26	7.30		73,100		73,100
	2008-12-29	14-03-29~14-06-29	7.30 ~ 7.70		53,840		53,840
	2009-04-14	2014-10-14	5.70		293,923		293,923
	2009-04-15	2014-10-15	5.70		144,481		144,481
	2009-04-16	2014-10-16	5.70		118,241		118,241
	2009-04-17	2014-10-17	5.70		126,369		126,369
	2009-04-20	2014-10-20	5.70		77,155		77,155
	2009-04-21	2014-10-21	5.70		113,470		113,470
	2009-04-22	2014-10-22	5.70		64,559		64,559
	2009-04-23	2014-10-23	5.70		61,802		61,802
	2010-10-25	2016-07-25	4.38		500,000		—

				(Won)	7,323,268	(Won)	7,972,273

Hybrid debentures in won	2008-12-30	2038-12-30	8.50	(Won)	100,000	(Won)	100,000
	2009-03-31	2039-03-31	6.46		1,000,000		1,000,000

				(Won)	1,100,000	(Won)	1,100,000

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Call money and borrowings from financial institutions as of December 31, 2010, are as follows:

(in millions of Korean won)
	Bank of Korea		Other banks		Others		Total
Call money	(Won)	—	(Won)	408,818	(Won)	62,413	(Won)	471,231
Borrowings		930,653		6,276,490		109,589		7,316,732

	(Won)	930,653	(Won)	6,685,308	(Won)	172,002	(Won)	7,787,963

Call money and borrowings from financial institutions as of December 31, 2009, were as follows:

(in millions of Korean won)
	Bank of Korea		Other banks		Others		Total
Call money	(Won)	—	(Won)	1,214,545	(Won)	140,100	(Won)	1,354,645
Borrowings		1,343,725		5,947,517		178,959		7,470,201

	(Won)	1,343,725	(Won)	7,162,062	(Won)	319,059	(Won)	8,824,846

The maturities of debts as of December 31, 2010, are as follows:

(in millions of Korean won)
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Call money	(Won)	471,231	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	471,231
Bills sold		58,707		16,199		681		—		—		75,587
Bonds sold under repurchase agreements		718,010		69,506		22,000		—		—		809,516
Borrowings		3,793,709		1,432,778		2,190,239		1,482,384		1,153,339		10,052,449
Debentures		2,087,641		2,024,909		6,133,943		7,988,554		10,556,911		28,791,958

	(Won)	7,129,298	(Won)	3,543,392	(Won)	8,346,863	(Won)	9,470,938	(Won)	11,710,250	(Won)	40,200,741

The maturities of debts as of December 31, 2009, were as follows:
(in millions of Korean won)
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Call money	(Won)	1,354,645	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,354,645
Bills sold		60,404		4,268		167		—		—		64,839
Bonds sold under repurchase agreements		1,567,608		582,347		345,333		—		—		2,495,288
Securities sold		3,161		127,100		—		—		—		130,261
Borrowings		3,887,265		1,565,964		1,325,845		1,937,360		1,211,855		9,928,289
Debentures		2,445,429		4,247,086		8,550,296		11,410,997		11,388,790		38,042,598

	(Won)	9,318,512	(Won)	6,526,765	(Won)	10,221,641	(Won)	13,348,357	(Won)	12,600,645	(Won)	52,015,920

In relation to securities lending, there are no borrowed securities recognized in the Bank’s memorandum account as of December 31, 2010.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

12.	Other Liabilities

Other liabilities as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010		2009
Accounts payable (Notes 8 and 19)	(Won)	1,870,255	(Won)	3,065,186
Accrued expenses (Notes 18 and 26)		3,883,411		3,991,723
Unearned revenues		85,721		118,984
Withholding taxes		97,243		95,978
Guarantees deposits received		168,959		162,868
Deferred income tax liabilities (Note 24)		161,645		278,996
Accounts for agency business		271,568		220,680
Domestic exchange settlement credits		189,041		391,571
Unsettled foreign exchange liabilities (Note 20)		84,283		68,430
Liabilities incurred from agency relationships		381,896		344,668
Derivative instrument liabilities (Note 19)		2,189,178		3,100,099
Borrowings from trust accounts (Note 26)		1,835,070		1,658,313
Accrued severance benefits, net of severance insurance deposits of Nil (2009: (Won)406,642) and retirement pension assets of (Won)355,382 (2009: Nil) (Note 13)		131,156		170,218
Allowances for losses on acceptances and guarantees (Note 14)		232,900		139,394
Other allowances (Notes 15 and 19)		929,071		778,433
Miscellaneous liabilities (Notes 16 and 24)		310,941		247,401

	(Won)	12,822,338	(Won)	14,832,942

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

13.	Accrued Severance Benefits

The changes in accrued severance benefits for the year ended December 31, 2010, are as follows:

(in millions of Korean won)
	Beginning		Provision [1]		Payment		Other changes [2]		Ending
Accrued severance benefits	(Won)	576,860	(Won)	163,045	(Won)	256,898	(Won)	3,531	(Won)	486,538
Retirement pension assets		—		(115,252)		(31,454)		(271,584)		(355,382)
Severance insurance deposits		(406,642)		(4,700)		(143,094)		268,248		—

	(Won)	170,218	(Won)	43,093	(Won)	82,350	(Won)	195	(Won)	131,156

[1]	The provision amounting to (Won)6,739 million related to discontinued operations is included for the year ended December 31, 2010.
[2]

Gain (loss) on foreign currency translation from accrued severance benefits of the Tokyo branch and including the amount of severance insurance deposits reclassified as retirement pension assets and others.

The changes in accrued severance benefits for the year ended December 31, 2009, were as follows:

(in millions of Korean won)
	Beginning		Provision [1]		Payment		Other changes [2]		Ending
Accrued severance benefits	(Won)	834,342	(Won)	159,301	(Won)	416,939	(Won)	156	(Won)	576,860
Severance insurance deposits		(559,812)		(157,032)		(310,202)		—		(406,642)

	(Won)	274,530	(Won)	2,269	(Won)	106,737	(Won)	156	(Won)	170,218

[1]	The provision amounting to (Won)6,139 million related to discontinued operations was included for the year ended December 31, 2009.
[2]	Gain (loss) on foreign currency translation from accrued severance benefits of the Tokyo branch and others.

As of December 31, 2010, none of the retired employees has chosen to receive the retirement pension. The Bank is not exposed to any retirement pension liability and to any retirement pension that is expected to be paid within a year. As of December 31, 2010, retirement pension assets consist of financial instruments with minimum interest guaranteed. Retirement pension assets are with Korea Life Insurance Co., Ltd. and others.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

14.	Acceptances and Guarantees, and Related Allowances for Losses

Acceptances and guarantees as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
Types	2010		2009
Confirmed acceptances and guarantees in won
Payment guarantee for issuance of debentures	(Won)	397	(Won)	890
Payment guarantee for loans		69,901		82,373
Others		2,049,689		2,022,326

		2,119,987		2,105,589

Confirmed acceptances and guarantees in foreign currencies
Acceptances on letters of credit		294,153		393,894
Acceptances for letters of guarantee for importers		65,966		71,322
Guarantees for performance of contracts		647,318		530,191
Guarantees for bids		64,461		47,406
Guarantees for borrowings		239,708		216,424
Guarantees for repayment of advances		2,945,179		3,844,148
Others		963,638		1,124,422

		5,220,423		6,227,807

		7,340,410		8,333,396

Unconfirmed acceptances and guarantees
Letters of credit		4,354,685		5,174,219
Others		2,089,411		2,678,712

		6,444,096		7,852,931

Bills endorsed		7,869		23,902

	(Won)	13,792,375	(Won)	16,210,229

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Acceptances and guarantees, by customer, as of December 31, 2010, are as follows:

(in millions of Korean won)
By customer	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Large corporations	(Won)	5,418,773	(Won)	5,106,736	(Won)	2,512	(Won)	10,528,021	76.33
Small and medium-sized corporations		1,921,485		1,337,360		5,357		3,264,202	23.67
Public sector and others		152		—		—		152	—

	(Won)	7,340,410	(Won)	6,444,096	(Won)	7,869	(Won)	13,792,375	100.00

Acceptances and guarantees, by customer, as of December 31, 2009, were as follows:

(in millions of Korean won)
By customer	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Large corporations	(Won)	6,249,040	(Won)	6,460,340	(Won)	19,276	(Won)	12,728,656	78.52
Small and medium-sized corporations		2,071,155		1,359,478		4,605		3,435,238	21.19
Public sector and others		13,201		33,113		21		46,335	0.29

	(Won)	8,333,396	(Won)	7,852,931	(Won)	23,902	(Won)	16,210,229	100.00

Acceptances and guarantees, by industry, as of December 31, 2010, are as follows:

(in millions of Korean won)
By industry	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Public sector	(Won)	38,641	(Won)	2,207,654	(Won)	—	(Won)	2,246,295	16.29
Financial institutions		742,805		2,067		—		744,872	5.40
Service		301,610		28,456		—		330,066	2.39
Manufacturing		4,489,584		3,263,815		3,319		7,756,718	56.24
Others		1,767,770		942,104		4,550		2,714,424	19.68

	(Won)	7,340,410	(Won)	6,444,096	(Won)	7,869	(Won)	13,792,375	100.00

Acceptances and guarantees, by industry, as of December 31, 2009, were as follows:

(in millions of Korean won)
By industry	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Public sector	(Won)	363	(Won)	2,948,404	(Won)	—	(Won)	2,948,767	18.19
Financial institutions		926,299		72,819		—		999,118	6.16
Service		336,778		37,644		—		374,422	2.31
Manufacturing		5,370,410		3,853,683		15,398		9,239,491	57.00
Others		1,699,546		940,381		8,504		2,648,431	16.34

	(Won)	8,333,396	(Won)	7,852,931	(Won)	23,902	(Won)	16,210,229	100.00

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Acceptances and guarantees, by country, as of December 31, 2010, are as follows:

(in millions of Korean won)
By country	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage(%)
Korea	(Won)	6,764,334	(Won)	6,443,426	(Won)	7,869	(Won)	13,215,629	95.82
Others		576,076		670		—		576,746	4.18

	(Won)	7,340,410	(Won)	6,444,096	(Won)	7,869	(Won)	13,792,375	100.00

Acceptances and guarantees, by country, as of December 31, 2009, were as follows:

(in millions of Korean won)
By country	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Korea	(Won)	7,637,022	(Won)	7,852,931	(Won)	23,902	(Won)	15,513,855	95.70
Others		696,374		—		—		696,374	4.30

	(Won)	8,333,396	(Won)	7,852,931	(Won)	23,902	(Won)	16,210,229	100.00

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Allowances for losses on acceptances and guarantees as of December 31, 2010, are as follows:

(in millions of Korean won)
	Confirmed acceptances and guarantees				Unconfirmed acceptances and guarantees		Bills endorsed		Total
	Won		Foreign currencies
Normal	(Won)	2,063,931	(Won)	4,618,887	(Won)	5,880,085	(Won)	7,869	(Won)	12,570,772
Precautionary		10,360		476,376		281,073		—		767,809
Substandard		27,268		17,211		11,538		—		56,017
Doubtful		1,902		18,004		26,591		—		46,497
Estimated loss		16,526		89,945		244,809		—		351,280

	(Won)	2,119,987	(Won)	5,220,423	(Won)	6,444,096	(Won)	7,869	(Won)	13,792,375
Allowances for losses		35,815		164,905		32,111		69		232,900

Ratio (%)		1.69		3.16		0.50		0.88		1.69

Allowances for losses on acceptances and guarantees as of December 31, 2009, were as follows:

(in millions of Korean won)
	Confirmed acceptances and guarantees				Unconfirmed acceptances and guarantees		Bills endorsed		Total
	Won		Foreign currencies
Normal	(Won)	2,087,453	(Won)	5,732,464	(Won)	7,337,696	(Won)	23,830	(Won)	15,181,443
Precautionary		16,770		415,578		469,700		72		902,120
Substandard		798		70,142		39,602		—		110,542
Doubtful		368		28		2		—		398
Estimated loss		200		9,595		5,931		—		15,726

	(Won)	2,105,589	(Won)	6,227,807	(Won)	7,852,931	(Won)	23,902	(Won)	16,210,229
Allowances for losses		14,096		68,818		56,266		214		139,394

Ratio (%)		0.67		1.11		0.72		0.90		0.86

The ratios of allowances for losses on acceptances and guarantees as of December 31, 2010, 2009 and 2008, are as follows:

(in millions of Korean won)
	Guarantees and acceptances and others		Allowance		Percentage (%)
December 31, 2010	(Won)	13,792,375	(Won)	232,900	1.69
December 31, 2009		16,210,229		139,394	0.86
December 31, 2008		19,050,598		122,446	0.64

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

15.	Other Allowances

Details of other allowances as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010
	Beginning		Increase[1]		Decrease		Ending
Mileage rewards	(Won)	114,785	(Won)	100,627	(Won)	104,076	(Won)	111,336
Lines of credit to SPCs (Note 19)		351		214		—		565
Dormant accounts		10,155		6,838		7,220		9,773
Unfunded commitments		544,214		34,476		38		578,652
Litigations and others[2]		108,928		174,317		54,500		228,745

	(Won)	778,433	(Won)	316,472	(Won)	165,834	(Won)	929,071

[1]	The provision for other allowances amounting to (Won)128,186 million related to discontinued operations is included for the year ended December 31, 2010.
[2]

The provision for other allowances amounting to (Won)81,887 million and (Won)71,607 million, respectively, related to voluntary retirement and negotiation for higher wages is included for the year ended December 31, 2010.

(in millions of Korean won)
	2009
	Beginning		Increase[1]		Decrease		Ending
Mileage rewards	(Won)	111,011	(Won)	117,174	(Won)	113,400	(Won)	114,785
Lines of credit to SPCs (Note 19)		2,367		91		2,107		351
Dormant accounts		10,346		9,739		9,930		10,155
Unfunded commitments		537,787		6,624		197		544,214
Litigations and others		41,825		91,261		24,158		108,928

	(Won)	703,336	(Won)	224,889	(Won)	149,792	(Won)	778,433

[1]	The provision for other allowances amounting to (Won)114,434 million related to discontinued operations was included for the year ended December 31, 2009.

The unfunded commitments for other allowances amount to (Won)84,478,444 million and (Won)82,118,947 million as of December 31, 2010 and 2009, respectively.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

16.	Miscellaneous Liabilities

Details of miscellaneous liabilities as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010		2009
Suspense payable	(Won)	223,290	(Won)	71,598
Borrowings for others’ business		3,011		46,809
Prepaid card and debit card liabilities		18,263		17,580
Security subscription deposits		37,497		20,367
Income tax payable (Note 24)		25,833		88,547
Others		3,047		2,500

	(Won)	310,941	(Won)	247,401

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

17.	Shareholder’s Equity

Capital stock

The Bank is authorized to issue 1 billion shares of common stock at a par value of (Won)5,000 per share. As of December 31, 2010, 496,379,116 shares are issued and outstanding amounting to (Won)2,481,896 million. As of December 31, 2010, the Bank’s shares are 100 % owned by the KB Financial Group Inc.

Capital surplus

Capital surplus as of December 31, 2010 and 2009, consists of:

(in millions of Korean won)
	2010		2009
Gain on business combination	(Won)	397,669	(Won)	397,669
Revaluation increment		177,229		177,229
Others		40,716		40,716

	(Won)	615,614	(Won)	615,614

The gain on business combination is due to the difference between the consideration amount of business combination and the amount of net assets acquired from the merger with KLB on December 31, 1998.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Retained earnings

Legal Appropriated Retained Earnings

Pursuant to Article 40 of the Banking Act, the Bank appropriates no less than 10 % of net income until the reserve reaches the total amount of paid-in capital, each time it declares dividends. The reserves can only be transferred to capital stock or be used to reduce deficit. Also, with regard to the Tokyo branch, the Bank appropriates 10 % of the Branch’s net income as other reserves in accordance with the Banking Law of Japan.

Discretionary Appropriated Retained Earnings

Discretionary appropriated retained earnings as of December 31, 2010 and 2009, consist of:

	2010		2009
Financial structure improvement reserves	(Won)	55,600	(Won)	55,600
Research and manpower development reserves		20,000		—
Others		7,305,200		6,851,600

	(Won)	7,380,800	(Won)	6,907,200

In 2002, the Financial Supervisory Service recommended that banks appropriate at least 10 % of their annual net income which exceed accumulated deficit as reserves for financial structure improvement until their capital ratio equals 5.5%. Pursuant to such recommendation, the Bank appropriated (Won)55,600 million in 2004 in voluntary reserves which can only be used to reduce deficit or be transferred to capital.

In accordance with the Restriction of Special Taxation Act, the Bank allots a certain portion of its taxable income and appropriates the same as Research and Manpower Development Reserve under retained earnings. After the third year from appropriation, the Bank can return the same amount to its taxable income and may appropriate the same as dividends which can then be distributed over the succeeding three years.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the years ended December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010
	Beginning		Changes		Disposal (realization)		Ending
Gain (loss) on valuation of available-for-sale securities	(Won)	657,355	(Won)	133,273	(Won)	(37,366)	(Won)	753,262
Gain (loss) on valuation of held-to-maturity securities		21		—		(5)		16
Gain on valuation of equity method investments		624		745		(54)		1,315
Loss on valuation of equity method investments		(5,850)		5,328		120		(402)
Gain on revaluation of property and equipment		891,241		(170)		(350)		890,721

	(Won)	1,543,391	(Won)	139,176	(Won)	(37,655)	(Won)	1,644,912

(in millions of Korean won)
	2009
	Beginning		Changes		Disposal (realization)		Ending
Gain (loss) on valuation of available-for-sale securities	(Won)	(415,823)	(Won)	1,079,882	(Won)	(6,704)	(Won)	657,355
Gain (loss) on valuation of held-to-maturity securities		29		—		(8)		21
Gain on valuation of equity method investments		—		926		(302)		624
Loss on valuation of equity method investments		(32,799)		19,468		7,481		(5,850)
Gain on revaluation of property and equipment		893,856		(899)		(1,716)		891,241

	(Won)	445,263	(Won)	1,099,377	(Won)	(1,249)	(Won)	1,543,391

Details of dividend calculation for the years ended December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010		2009
Number of shares issued		496,379,116		496,379,116
Number of treasury shares		—		—

Number of shares eligible for dividends		496,379,116		496,379,116

Cash dividend rate (%)		—		3.84
Dividend amount	(Won)	—	(Won)	95,305

Dividend payout ratio (%)		—		14.99

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

18.	Share-based Payments

The Bank granted share-based payments to employees and executives, including the president, several times. When the stock options are exercised, the Bank has the option to settle either by issuance of new shares or treasury stock or by payment of cash equivalent to the difference between the market price and the exercise price. Pursuant to the resolution of the Board of Directors on August 23, 2005, the Bank shall change its method of settlement to cash settlement from stock settlement after all the remaining treasury stock is issued. The Bank settles the stock options by cash after all the remaining treasury stock is issued and accounts for it accordingly. The shares to be issued when the stock options are exercised have been exchanged with the shares of KB Financial Group Inc. from shares of the Bank after the establishment of KB Financial Group Inc. on September 29, 2008. As the obligation for the share-based payments to the employees and directors of Kookmin Bank are transferred to KB Financial Group Inc., the corresponding cost is recognized as accounts payable to KB Financial Group Inc. In accordance with SKAS No. 22, Share-based Payments, the compensation cost of stock options granted before the effective date of SKAS No. 22, Share-based Payments, is measured using the intrinsic value method under the Interpretations on Financial Accounting Standards 39-35, Accounting for Stock Options, and the compensation cost of stock options granted after the effective date of SKAS No. 22, are measured using the fair value method.

Details of the share-based payments linked to long-term performance as of December 31, 2010, are as follows:

	Grant date	Exercise period (years)	Shares Granted [1]	Grant conditions
Stock Options
Series 10-1[3]	03.03.21	8	60,000	Offer service: 3 years
Series 10-2 [4]	03.03.21	8	105,000	Offer service: 3 years
Series 11[4]	03.08.27	8	30,000	Offer service: 3 years
Series 12[4]	04.02.09	8	60,000	Offer service: 1 year
Series 13-1[3]	04.03.23	8	20,000	Offer service: 1 year
Series 15-1[3]	05.03.18	8	165,000	Offer service: 3 years
Series 15-2[4]	05.03.18	8	690,000	Offer service: 3 years
Series 16[4]	05.04.27	8	15,000	Offer service: 3 years
Series 17[4]	05.07.22	8	30,000	Offer service: 3 years
Series 18[4]	05.08.23	8	15,000	Offer service: 3 years
Series 19[2]	06.03.24	8	930,000	Offer service: 1 year, 2 years, 3 years
Series 20[2]	06.04.28	8	30,000	Offer service: 3 years
Series 21[2]	06.10.27	8	20,000	Offer service: 2 years
Series 22[2]	07.02.08	8	855,000	Offer service: 1 year, 3 years
Series 23[2]	07.03.23	8	30,000	Offer service: 3 years
Series Kookmin Credit Card -1[5]	01.03.22	10	22,146	Offer service: 1 year
Series Kookmin Credit Card -2[3,5]	02.03.29	9	9,990	Offer service: 2 years

			3,087,136

Stock Grants[9]
Series 7	08.03.20	—	7,980	Offer service: 3 years[8],11
Series 13	08.10.18	—	7,950	Offer service: 3 years[7,10], 11
Series 14-1	08.12.29	—	6,604	Offer service: 2 years[7], 11
Series 14-2	08.12.29	—	74,200	Offer service: 2 years[7], 11

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

	Grant date	Exercise period (years)	Shares Granted [1]	Grant conditions
Series 15	09.03.25	—	5,300	Offer service: 2 years[7]
Series 17	09.10.12	—	5,300	Offer service: 2 years[7], 11
Series 19	10.01.01	—	44,910	Offer service: 2 years[7], 11
Series 20-1	10.01.08	—	33,138	Offer service: 2 years[7], 11
Series 20-2	10.01.08	—	130,884	Offer service: 2 years[7], 11
Series 21	10.01.15	—	5,078	Offer service: 2 years[7], 11
Series 23	10.07.29	—	73,650	Offer service: 3 years[6], 11
Series 24	10.08.03	—	66,912	Offer service: 3 years[7], 11
Series 25	10.08.12	—	18,472	Offer service: 3 years[6], 11
Series 26	10.09.11	—	12,248	Offer service: 2 years[7], 11
Series 27	10.09.20	—	8,092	Offer service: 2 years[7], 11

			500,718

			3,587,854

[1]	Shares granted represent the total number of shares initially granted to each employee and executive whose options have not been exercised at the current statement of financial position date.
[2]	The exercise price is based on the rate of increase of the aggregate market value of major competitors at the statement of financial position date.
[3]

The exercise price is based on the rate of increase in the stock price index of the banking industry at the statement of financial position date. For the Series Kookmin Credit Card -2, the exercise price is based on the rate of increase in the stock price index of the banking industry and the stock price index at the statement of financial position date.

[4]	The vesting of stock option and the number of exercisable shares are determined by the results of performance rating of the grantee during the contractual service period from the grant date.
[5]	The Bank assumed the stock options granted by Kookmin Credit Card Co., Ltd. whose exercise price and number of shares were adjusted in proportion to the merger ratio.
[6]

According to new contract, based on each vesting condition, the number of shares to be compensated is based on the following: 40% of granted shares have relative TSR, 40% of granted shares have relative EPS, and 20% of granted shares have targeted qualitative index, such as the ROA trend for two years.

[7]

Based on each vesting condition, the number of shares to be compensated is based on the following: 30% of granted shares have targeted KPI, 30% of granted shares have targeted financial result of the Bank, and 40% of granted shares have targeted relative TSR.

[8]	The number of shares to be compensated is fixed regardless of performance.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

[9]

Under the stock grant, the maximum number of shares to be compensated is predetermined on grant date, where the actual number of shares to be compensated is based on the achievement of the targeted performance. As of December 31, 2010, 447,473 shares are expected to vest after contractual service period.

[10]	The Bank canceled the existing contracts and entered into new contracts as of December 31, 2009.
[11]	Certain ratio of total shares is granted over maximum three years from initial exercising date.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Details of the share-based payments linked to short-term performance as of December 31, 2010, are as follows:

	Grant date	Shares Granted [1]	Grant conditions
Granted shares for 2010	10.01.01	104,307	Proportion to offer service period

[1]	The number of shares, which are exercisable, is determined by the results of performance and the shares are granted over three years.

Changes in the number of granted shares and the weighted average exercise price of shares, excluding stock grants, for the year ended December 31, 2010, are as follows:

(in Korean won and shares)
	Granted shares				Exercise price per share[1]		Remaining period to maturity (years) [2]
	Beginning	Exercised	Expired	Ending
Series 8-1	24,942	—	24,942	—	(Won)	—	—
Series 8-2	191,831	5,000	186,831	—		—	—
Series 9	23,899	—	23,899	—		—	—
Series 10-1	40,063	—	—	40,063		47,360	0.22
Series 10-2	67,993	16,690	—	51,303		35,500	0.22
Series 11	5,091	—	—	5,091		40,500	0.65
Series 12	54,250	—	—	54,250		46,100	1.11
Series 13-1	20,000	—	—	20,000		48,650	1.23
Series 14	610,000	—	610,000	—		50,600	1.84
Series 15-1	125,362	—	—	125,362		54,656	2.21
Series 15-2	480,714	—	29,786	450,928		46,800	2.21
Series 16	8,827	—	—	8,827		45,700	2.32
Series 17	29,441	—	—	29,441		49,200	2.56
Series 18	7,212	—	—	7,212		53,000	2.65
Series 19	751,651	—	—	751,651		77,063	3.23
Series 20	25,613	—	—	25,613		81,900	3.33
Series 21	18,987	—	—	18,987		76,600	3.82
Series 22	696,674	—	39,176	657,498		77,100	4.11
Series 23	15,246	—	—	15,246		84,500	4.23
Series Kookmin Credit Card -1	22,146	—	—	22,146		71,538	0.22
Series Kookmin Credit Card -2	9,990	—	—	9,990		129,100	0.24

	3,229,932	21,690	914,634	2,293,608	(Won)	67,108	2.99

[1]	Average exercise price per share weighted by granted shares.
[2]	Average remaining period weighted by granted shares.

The weighted average stock price per share of the exercised shares for the year ended December 31, 2010, is (Won)53,878.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Changes in number of granted shares and the weighted average exercise price per share, excluding stock grants, for the year ended December 31, 2009, were as follows:

(in Korean won and shares)
	Granted shares				Exercise price per share[1]		Remaining period to maturity (years) [2]
	Beginning	Exercised	Expired	Ending
Series 2	46,494	43,523	2,971	—	(Won)	—	—
Series 7	75,000	75,000	—	—		—	—
Series 8-1	24,942	—	—	24,942		57,100	0.22
Series 8-2	196,831	5,000	—	191,831		57,100	0.22
Series 9	23,899	—	—	23,899		58,800	0.57
Series 10-1	40,063	—	—	40,063		47,360	1.22
Series 10-2	67,993	—	—	67,993		35,500	1.22
Series 11	5,091	—	—	5,091		40,500	1.65
Series 12	54,250	—	—	54,250		46,100	2.11
Series 13-1	20,000	—	—	20,000		48,650	2.23
Series 14	610,000	—	—	610,000		50,600	2.84
Series 15-1	125,362	—	—	125,362		54,656	3.21
Series 15-2	509,044	28,330	—	480,714		46,800	3.21
Series 16	8,827	—	—	8,827		45,700	3.32
Series 17	29,441	—	—	29,441		49,200	3.56
Series 18	7,212	—	—	7,212		53,000	3.65
Series 19	753,695	—	2,044	751,651		77,063	4.23
Series 20	25,613	—	—	25,613		81,900	4.33
Series 21	18,987	—	—	18,987		76,600	4.82
Series 22	766,115	—	69,441	696,674		77,100	5.11
Series 23	15,246	—	—	15,246		84,500	5.23
Series Kookmin Credit Card -1	22,146	—	—	22,146		71,538	1.22
Series Kookmin Credit Card -2	9,990	—	—	9,990		129,100	1.24

	3,456,241	151,853	74,456	3,229,932	(Won)	63,028	3.49

[1]	Average exercise price per share weighted by granted shares.
[2]	Average remaining period weighted by granted shares.

The weighted average stock price per share of the shares exercised for the year ended December 31, 2009, is (Won)51,979.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Series 22 and Series 23 are measured at fair value based on the Black-Scholes Model, and the factors used in determining the fair values are as follows:

(in Korean won)
Series Confirmed	Stock price per share		Exercise price per share		Expected stock price volatility (%)	Maturity (years)	Expected dividends		Risk free rate (%)	Fair value per share
Series 22-1 (director)	(Won)	57,500	(Won)	77,100	30.24	1.35	(Won)	973	2.98	(Won)	2,870
Series 22-2 (employee)		57,500		77,100	49.01	2.28		1,613	3.20		11,512
Series 23		57,500		84,500	30.42	1.47		1,055	3.01		2,163

The expected weighted average exercise period was separately estimated for directors and employees in order to reflect the possibility of an early exercise. The historical stock price volatility during the respective expected exercise period was applied in the calculation of the expected stock price volatility. Also, the cross volatility of stock price between KB Financial Group Inc. (or the stock price of the Bank before dated October 10, 2008) and competitors was applied to reflect the fluctuation of the exercise price by stock price of competitors.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Stock grants vested to employees and executives were measured on the basis of fair value using Monte-Carlo Simulation Model. Assumptions used under the Monte-Carlo Simulation Model are summarized as follows:

Series	Expected exercise period (years)	Risk free rate (%)	Fair value (market performance condition)		Fair value (non-market performance condition)
Series 7	0.22~3.22	2.89	(Won)	—	(Won)	60,028~63,606
Series 13	0.80~4.00	2.89		17,969		60,041~64,036
Series 14-1	—	2.89		—		57,407
Series 14-2	1.00~3.00	2.89		59,998		57,407~63,153
Series 15	0.23	2.89		—		60,026
Series 17	0.78~4.00	2.89		23,412		59,961~64,036
Series 19	1.00~4.00	2.89		19,187		59,988~64,036
Series 20-1	1.02~5.00	2.89		19,407		60,061~64,948
Series 20-2	1.02~5.00	2.89		19,825		60,371~64,948
Series 21	1.04~5.00	2.90		20,856		60,157~64,948
Series 23	2.53~5.53	3.38		22,985		59,143~66,628
Series 24	1.59~5.00	3.03		35,596		58,725~64,948
Series 25	2.53~6.00	3.38		22,816		59,143~66,628
Series 26	1.70~5.00	3.06		30,068		58,499~64,948
Series 27	1.72~5.00	3.07		28,451		58,815~64,948
Granted shares for 2010	0.59~3.00	2.89		—		61,010~63,153

Meanwhile, the Bank determined the fair value by using historical stock price volatility for expected volatility and the stock price as of December 31, 2010, for the underlying asset price. Additionally, the average three-year historical dividend rate was used as expected dividend rate.

As of December 31, 2010 and 2009, the accrued expenses representing share-based payments amounted to (Won)30,285 million and (Won)30,579 million, respectively, and the intrinsic value of the vested share option amounted to (Won)8,165 million and (Won)17,571 million, respectively. The compensation cost amounting to (Won)3,687 million was recorded as general and administrative expense for the year ended December 31, 2010, and the compensation cost amounting to (Won)29,548 million was recorded as general and administrative expense for the year ended December 31, 2009.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

19.	Commitments and Contingencies

(1)	The Bank holds written-off loans, of which the claim to borrowers and guarantors have not been terminated, amounting to (Won)12,850,253 million and (Won)11,447,476 million as of December 31, 2010 and 2009, respectively.

(2)	As of December 31, 2010 and 2009, the Bank recorded receivables amounting to (Won)1,312,271 million and (Won)2,475,424 million, respectively, and payables amounting to (Won)1,312,654 million and (Won)2,475,147 million, respectively, for unsettled foreign currencies spot transactions.

(3)	As of December 31, 2010 and 2009, the Bank has commitments to provide lines of credit of up to (Won)155,500 million and (Won)300,243 million, respectively, and to purchase commercial papers of up to (Won)396,050 million and (Won)521,500 million, respectively, with several special purpose companies(“SPC”). As of December 31, 2010 and 2009, under these commitments, extended loans amounted to (Won)338 million and (Won)2,573 million, respectively, and there were no purchased commercial papers. The Bank has credit preservation procedures, such as special agreements for repurchase, trust guarantees, cash and securities reservation and others, in cases when the Bank becomes obligated to make payments in accordance with these commitments. The expected loss from the commitments amounting to (Won)565 million and (Won)351 million as of December 31, 2010 and 2009, respectively, is recorded as other allowances.

As of December 31, 2009, the Bank has commitments to provide lines of credit of up to (Won)70,000 million with real estate project financing, and there are no outstanding amounts as of December 31, 2010. As of December 31, 2010 and 2009, there are commitments to purchase commercial papers of up to (Won)191,050 million and (Won)406,500 million, respectively, relating to real estate project financing.

In addition, unused credits in foreign currency amount to (Won)9,703,411 million and (Won)9,501,328 million, and the unused credits, excluding the unused lines of credit subject to other allowances, amount to (Won)638,474 million and (Won)681,663 million as of December 31, 2010 and 2009, respectively.

(4)	On December 17, 2008, the Bank agreed to subscribe (Won)1,037,826 million in private indirect reinvestment trusts for the stabilization of bond markets. The Bank subscribed (Won)518,913 million in 2008, and the remaining amount to be subscribed is (Won)518,913 million as of December 31, 2010.

(5)	The Bank agreed to make a (Won)175,000 million investment in United Asset Management Corporation which was established on October 1, 2009. As of December 31, 2010, the accumulated amount of investment by the Bank is (Won)85,050 million, and the remaining amount to be invested is (Won)89,950 million.

(6)	The Bank has filed 92 lawsuits (excluding minor lawsuits in relation to the collection of loans or operating activities), as a plaintiff, involving the total claims of (Won)721,731 million and faces 197 lawsuits (excluding minor lawsuits in relation to the collection of loans or operating activities), as a defendant, involving the total damages of (Won)1,370,902 million, which arose in the normal course of the business and are still pending as of December 31, 2010.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The Korea Lottery Service Inc. (“KLS”) filed lawsuits against the Bank in relation to the commitment fees (3 cases with the total damages of (Won)599,713 million). However, in substance, the government (lottery fund) is responsible for the commitment fees. The Bank expects that the lawsuits would not affect its financial position even if the court rules in favor of the plaintiff. In the first case seeking damages of (Won)19,557 million, the Seoul High Court ordered the Bank to pay the commitment fee of (Won)4,495 million, related interest to KLS in the second trial. The third trial is currently pending at the Supreme Court as of December 31, 2010. In the second case seeking damages of (Won)445,877 million, the court ordered the Bank to pay the commitment fee of (Won)122,740 million and related interest to KLS in the first trial; the second trial is ongoing as of December 31, 2010. The third case seeking damages of (Won)134,279 million is currently ongoing in its first trial as of December 31, 2010.

The government filed a civil lawsuit against KLS, an accounting firm and the Bank (responsible party) seeking the total damages of (Won)320,800 million. The plaintiff contends that the excessive payment of lottery service commission fees were due to illegal act of the Bank’s employees and others. The court ordered in favor of Bank in its first trial on April 23, 2009. The government made an intermediate appeal, but the Seoul High Court dismissed the said intermediate appeal on September 29, 2010. The government has filed an appeal which is currently pending. Also, on June 25, 2009, the Supreme Court declared the Bank’s employees as not guilty in its third trial of the criminal lawsuit filed by the Korea Prosecutory Authorities against the Bank’s employees. It is uncertain as to whether the Bank will be ultimately liable for the damages in the aforementioned lawsuit, and the amount of potential liabilities cannot be estimated as of December 31, 2010.

The government also filed 4 civil lawsuits against the Bank, NACF and Woori Bank seeking the total damages of (Won)119,842 million. The plaintiff contends that the loss was due to the defendants’ breach of trust and mismanagement of the Housing Fund. The case is currently ongoing in its first trial and no estimate of any loss can be made as of December 31, 2010.

In addition, the Bank filed lawsuits against the government in relation to the commitment fees seeking the total damages of (Won)116,482 million. The plaintiff contends that the government paid the lower commitment fees for the Housing Fund. The court decided in favor of Bank in its second trial on December 1, 2010, and the third trial is currently pending at the Supreme Court as of December 31, 2010. The Bank received (Won)146,069 million (including related reparations of (Won)32,272 million) and recognized it as suspense payable.

(7)	The Bank entered into the credit card business cooperation agreements with Citibank Korea and NACF. Accordingly, the revenue from credit card business operation is proportionately shared to each company.

(8)	The face value of the securities sold to general customers through tellers’ sale amounts to (Won)199,425 million and (Won)191,151 million as of December 31, 2010 and 2009, respectively.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

(9)	According to shareholders’ agreement among Kookmin Bank, International Finance Corporation (“IFC”) and remaining shareholders, the Kookmin Bank granted a put option to IFC with right to sell the shares of JSC Bank CenterCredit to itself or its designee. The exercise price will be determined by the mutual agreement between the Bank and IFC. If they are not able to agree within the predetermined period of time, the exercise price will be determined by the fair value provided by an independent pricing service. The put option may be exercised by IFC at any time from February 24, 2013 to February 24, 2017. However, if the put trigger event defined in shareholders’ agreement occurs, and consequently, if a put notice is delivered to Kookmin Bank within 60 days from the date when IFC recognizes such event, IFC may also exercise its put option at any time after February 24, 2010.

(10)	In 2007, the Bank was subject to regular tax audit by the Seoul Regional Tax Office. Consequently, income taxes and others of (Won)438,975 million were imposed and paid. However, the Bank filed a request for adjustment to the Tax Tribunal against certain imposed items amounting to (Won)438,863 million in August 2007. Among the requested items for adjustment, a total educational tax assessment of (Won)797 million was refunded in June 2009 and a portion of income tax assessment of (Won)28,742 million was refunded in March 2010. Further, in June 2009, the court ruled in favor of the Bank and consequently, an additional tax of (Won)58,721 million was refunded. The Bank filed an administrative case regarding items not accepted by the Tax Tribunal. Also, the Bank filed a request for depopulation refund and an additional tax of (Won)9,805 million was refunded in September 2010.

(11)	On November 23, 2009, the Bank entered into microcredit business support agreement with Smile Microcredit Bank established to help low-income people. In accordance with the agreement, the Bank will donate (Won)50 billion over the next five years. As of December 31, 2010, the Bank has donated (Won)20 billion in total.

(12)	Pursuant to the regulations of National Bank of Cambodia, Kookmin Bank with the controlling interest over Kookmin Bank Cambodia PLC., submitted the certificate of guarantee to the National Bank of Cambodia assuring that Kookmin Bank Cambodia PLC. will keep at least USD 39,000,000 of capital stock issued and be paid by Kookmin Bank if one or more of following conditions occur:

A. If the controlling entity’s credit rating by international credit rating agency is downgraded below the non-investment level.

B. If National Bank of Cambodia requires Kookmin Bank Cambodia PLC. to issue new shares after the supervisory and risk assessments.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

(13)	Transaction details of derivative instruments as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)

	2010[1]						2009[1]
Type	Trading		Hedge		Total		Trading		Hedge		Total
Interest rate
Futures	(Won)	704,450	(Won)	—	(Won)	704,450	(Won)	2,710,940	(Won)	—	(Won)	2,710,940
Swaps		94,616,334		4,440,700		99,057,034		85,811,473		4,988,590		90,800,063
Purchased options		4,870,000		—		4,870,000		3,600,000		—		3,600,000
Written options		5,531,894		—		5,531,894		3,453,481		—		3,453,481

		105,722,678		4,440,700		110,163,378		95,575,894		4,988,590		100,564,484

Currency
Forwards		36,083,256		516,598		36,599,854		34,747,581		566,759		35,314,340
Futures		609,989		—		609,989		1,552,324		—		1,552,324
Swaps		16,542,827		1,138,900		17,681,727		18,180,485		1,167,600		19,348,085
Purchased options [2]		481,460		—		481,460		1,479,661		—		1,479,661
Written options [2]		536,443		—		536,443		1,784,605		—		1,784,605

		54,253,975		1,655,498		55,909,473		57,744,656		1,734,359		59,479,015

Stock
Index futures		129,739		—		129,739		38,937		—		38,937
Purchased options		575,160		—		575,160		745,650		—		745,650
Written options		1,321,438		—		1,321,438		1,914,199		—		1,914,199
Swaps		7,638		—		7,638		171,400		—		171,400

		2,033,975		—		2,033,975		2,870,186		—		2,870,186

Other
Commodity forwards		—		—		—		41,727		—		41,727
Other derivatives		60,000		190,000		250,000		60,000		190,000		250,000

		60,000		190,000		250,000		101,727		190,000		291,727

	(Won)	162,070,628	(Won)	6,286,198	(Won)	168,356,826	(Won)	156,292,463	(Won)	6,912,949	(Won)	163,205,412

[1]

For transactions (excluding currency option transactions) between won and foreign currencies, the unsettled amount of transaction is presented using the basic foreign exchange rate at statement of financial position date based on the contract amount in foreign currencies. For transactions (excluding currency option transactions) between foreign currencies, the unsettled amount of transaction is presented using the basic foreign exchange rate at statement of financial position date based on foreign currencies purchased.

[2]

For currency option transactions, the unsettled amount of transaction is classified into either purchased currency options or written currency options based on trading of the right pursuant to the Accounting Guidelines’ Appendix 5 of the Financial Supervisory Commission in Republic of Korea. For transactions between won and foreign currencies, unsettled amount of transaction is presented using the basic foreign exchange rate at statement of financial position date based on the contract amount in foreign currencies. For transactions between foreign currencies, the unsettled amount of transaction is presented using the basic foreign exchange rate at statement of financial position dates based on the currencies expected to be collected at maturity.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Details of fair valuation of derivative instruments and related gain or loss on valuation for the year ended December 31, 2010, are as follows:

(in millions of Korean won)
	Gain on valuation (P/L)						Loss on valuation (P/L)						Estimated fair value(B/S)
Type	Trading		Hedge		Total		Trading		Hedge		Total		Assets		Liabilities
Interest rate
Swaps	(Won)	396,962	(Won)	103,494	(Won)	500,456	(Won)	427,534	(Won)	41,849	(Won)	469,383	(Won)	680,127	(Won)	681,221
Purchased options		10,282		—		10,282		9,536		—		9,536		48,478		—
Written options		11,253		—		11,253		8,598		—		8,598		2		47,202

		418,497		103,494		521,991		445,668		41,849		487,517		728,607		728,423

Currency
Forwards		657,865		9,175		667,040		318,142		3,123		321,265		874,397		287,017
Swaps		442,733		—		442,733		330,768		25,894		356,662		933,001		987,658
Purchased options		816		—		816		9,532		—		9,532		14,138		—
Written options		5,610		—		5,610		1,743		—		1,743		—		14,332

		1,107,024		9,175		1,116,199		660,185		29,017		689,202		1,821,536		1,289,007

Stock
Purchased options		19,170		—		19,170		731		—		731		35,868		—
Written options		5,019		—		5,019		25,638		—		25,638		—		143,023
Swaps		2,526		—		2,526		—		—		—		2,114		—

		26,715		—		26,715		26,369		—		26,369		37,982		143,023

Other
Other derivatives		1,821		9,274		11,095		1,865		1,282		3,147		3,743		28,725

		1,821		9,274		11,095		1,865		1,282		3,147		3,743		28,725

	(Won)	1,554,057	(Won)	121,943	(Won)	1,676,000	(Won)	1,134,087	(Won)	72,148	(Won)	1,206,235	(Won)	2,591,868	(Won)	2,189,178

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Details of fair valuation of derivative instruments and related gain or loss on valuation for the year ended December 31, 2009, were as follows:

(in millions of Korean won)
	Gain on valuation (P/L)						Loss on valuation (P/L)						Estimated fair value(B/S)
Type	Trading		Hedge		Total		Trading		Hedge		Total		Assets		Liabilities
Interest rate
Swaps	(Won)	731,987	(Won)	30,799	(Won)	762,786	(Won)	569,415	(Won)	243,489	(Won)	812,904	(Won)	621,335	(Won)	799,930
Purchased options		4,480		—		4,480		16,642		—		16,642		23,219		—
Written options		10,985		—		10,985		3,130		—		3,130		3		21,390

		747,452		30,799		778,251		589,187		243,489		832,676		644,557		821,320

Currency
Forwards		698,599		—		698,599		510,721		17,488		528,209		1,421,764		440,648
Swaps		840,384		—		840,384		371,226		165,584		536,810		1,019,818		1,384,370
Purchased options		5,798		—		5,798		96,237		—		96,237		187,885		—
Written options		63,928		—		63,928		2,827		—		2,827		—		88,833

		1,608,709		—		1,608,709		981,011		183,072		1,164,083		2,629,467		1,913,851

Stock
Purchased options		22,529		—		22,529		4,547		—		4,547		74,089		—
Written options		69,075		—		69,075		62,149		—		62,149		—		277,190
Swaps		45,302		—		45,302		7,980		—		7,980		11,330		45,438

		136,906		—		136,906		74,676		—		74,676		85,419		322,628

Other
Commodity forwards		2,412		—		2,412		2,388		—		2,388		2,412		2,388
Other derivatives		83		—		83		134		33,305		33,439		5,608		39,912

		2,495		—		2,495		2,522		33,305		35,827		8,020		42,300

	(Won)	2,495,562	(Won)	30,799	(Won)	2,526,361	(Won)	1,647,396	(Won)	459,866	(Won)	2,107,262	(Won)	3,367,463	(Won)	3,100,099

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The Bank employs above derivative instruments for hedging foreign exchange risks and interest rate risks arising from securities and debentures and for generating a profit from trading activities. The unsettled notional amount and gain or loss on valuation of hedging transactions are accounted for pursuant to the Interpretations on Financial Accounting Standards 53-70, Accounting for Derivative Instruments.

Hedged items for fair value hedge accounting purpose are subordinated bonds in Korean won, structured bonds, finance debentures issued in foreign currency and equity method investments in foreign currency. The Bank recognized (Won)82,566 million and (Won)426,366 million as gain on valuation of fair value hedged items, and (Won)107,286 million and (Won)221,528 million of loss on valuation of fair value hedged items for the years ended December 31, 2010 and 2009, respectively. In addition, the interest rate swap, the currency swap and the currency forwards offset changes in the fair value of the hedged items resulting from the fluctuation in interest and exchange rate. The difference between the net amount of the valuation gain(loss) on the interest rate swap, the currency forwards and the currency swap, designated as the fair value hedging instrument, and structured bonds and equity method investments in foreign currency as the hedged items, and the differences between the spot and forward exchange rates, excluded while assessing hedge effectiveness, and others, amounting to (Won)25,075 million, is an ineffective portion of hedging.

Details of the credit default swap as of December 31, 2010, are as follows:

(in millions of Korean won)
Type	Amount		Reference entity	Credit rating
Credit Default Swap	(Won)	100,000	Domestic large corporations	AAA
Credit Default Swap		100,000	Domestic large corporations	AAA

Loss can be incurred in relation to the sales of the credit default swap in case of default of the entity.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

20.	Assets and Liabilities Denominated in Foreign Currencies

Significant assets and liabilities denominated in foreign currencies as of December 31, 2010 and 2009, are as follows:

	2010				2009
	USD Equivalent [2] (In thousands)		KRW Equivalent (In millions)		USD Equivalent [2] (In thousands)		KRW Equivalent (In millions)
Assets
Foreign currencies	US$	255,432	(Won)	290,912	US$	226,148	(Won)	264,050
Due from banks in foreign currencies		482,898		549,973		350,212		408,908
Securities in foreign currencies		1,267,733		1,443,821		1,518,337		1,772,810
Loans in foreign currencies[1]		7,102,777		8,089,352		6,845,964		7,993,348
Bills bought in foreign currencies		1,945,809		2,216,082		1,759,278		2,054,133
Call loans in foreign currencies		893,881		1,018,042		593,505		692,977
Liabilities
Deposits in foreign currencies	US$	2,447,791	(Won)	2,787,789	US$	2,654,919	(Won)	3,099,883
Borrowings in foreign currencies		5,548,487		6,319,172		5,189,789		6,059,597
Call money in foreign currencies		386,979		440,731		991,388		1,157,545
Debentures in foreign currencies		3,063,650		3,489,191		3,594,340		4,196,751
Foreign currency bills payable		74,004		84,283		58,607		68,430

[1]	Includes domestic import usance bills.
[2]	Foreign currencies other than U.S. dollars were translated into U.S. dollars at the basic exchange rates at the statement of financial position dates.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

21.	Interest Income and Expenses

Average balance of the interest-bearing assets and liabilities, and related interest income and expenses as of and for the years ended December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010					2009
	Average balance		Interest income /expenses		Interest rate (%)	Average balance		Interest income /expenses		Interest rate (%)
Interest income
Due from banks[1,2]	(Won)	933,847	(Won)	16,946	1.81	(Won)	720,606	(Won)	11,594	1.61
Securities		32,095,416		1,496,315	4.66		32,385,813		1,538,685	4.75
Loans[3]		201,840,891		12,268,022	6.08		205,348,318		12,808,930	6.24

	(Won)	234,870,154	(Won)	13,781,283	5.87	(Won)	238,454,737	(Won)	14,359,209	6.02

Interest expense
Deposits	(Won)	177,189,108	(Won)	4,740,674	2.68	(Won)	168,728,322	(Won)	5,467,731	3.24
Borrowings[3]		47,951,993		2,092,262	4.36		57,070,786		2,636,215	4.62

	(Won)	225,141,101	(Won)	6,832,936	3.03	(Won)	225,799,108	(Won)	8,103,946	3.59

[1]	Excluding the average balance and interest income of reserve deposits with Bank of Korea.
[2]	The interest income on due from banks amounting to (Won)22 million and (Won)22 million related to discontinued operations is included for the years ended December 31, 2010 and 2009.
[3]

The interest income on loans amounting to (Won)2,287,631 million and (Won)2,350,837 million related to discontinued operations is included for the years ended December 31, 2010 and 2009. The interest expenses on borrowings amounting to (Won)536,597 million and (Won)597,666 million related to discontinued operations is included for years ended December 31, 2010 and 2009.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

22.	General and Administrative Expenses

Details of general and administrative expenses included in the computation of value added for the years ended December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010 [1]		2009 [1]
Salaries	(Won)	1,429,033	(Won)	1,435,126
Provision for severance benefits		163,045		159,301
Severance benefits for voluntary resignation		569,767		—
Other employee benefits		556,993		545,665
Rent expense		178,329		171,604
Depreciation		234,518		312,956
Taxes and dues		127,056		137,125

	(Won)	3,258,741	(Won)	2,761,777

[1]

The general and administrative expenses included in the computation of value added amounting to (Won)120,458 million and (Won)117,511 million related to discontinued operations is included for the years ended December 31, 2010 and 2009.

Other general and administrative expenses for the years ended December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010 [1]		2009 [1]
Communications	(Won)	46,596	(Won)	50,463
Electricity and utilities		20,943		21,128
Publications		21,296		21,681
Repairs maintenance		17,275		17,708
Vehicle		38,825		38,068
Travel		3,323		3,208
Training		19,506		20,839
Service fees		106,988		103,848
Others		116,755		106,019

	(Won)	391,507	(Won)	382,962

[1]	Other general and administrative expenses amounting to (Won)54,324 million and (Won)51,980 million related to discontinued operations is included for the years ended December 31, 2010 and 2009.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

23.	Non-operating Revenue and Expenses

Non-operating revenue and expenses for the years ended December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010		2009
Non-operating revenue[1]
Gain on valuation of equity method investments (Note 4)	(Won)	21,685	(Won)	20,565
Gain on disposal equity method investment		—		68,501
Gain on disposal of property and equipment		1,299		3,768
Reversal of impairment on property and equipment (Note 8)		274		154
Rental income		4,426		4,255
Others		112,197		121,685

	(Won)	139,881	(Won)	218,928

Non-operating expenses[2]
Loss on valuation of equity method investments (Note 4)	(Won)	173,606	(Won)	40,519
Loss on disposal equity method investment		—		305
Loss on disposal of property and equipment		958		3,277
Impairment loss on property and equipment (Note 8)		263		3,990
Impairment loss on equity method investments (Note 4)		50,370		100,352
Others		99,016		113,041

	(Won)	324,213	(Won)	261,484

[1]	The non-operating revenue amounting to (Won)21,275 million and (Won)21,062 million related to discontinued operations is included for the years ended December 31, 2010 and 2009.
[2]	The non-operating expenses amounting to (Won)17,708 million and (Won)22,592 million related to discontinued operations is included for the years ended December 31, 2010 and 2009.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

24.	Income Tax

The reconciliation between income before income tax and taxable income pursuant to Korean Corporate Income Tax Law for the years ended December 31, 2010 and 2009, follows:

(in millions of Korean won)
	2010				2009
Continued operations
Income(Loss) before income tax			(Won)	(975,830)			(Won)	(241,313)
Taxable and non-deductible items
Temporary differences	(Won)	3,117,525			(Won)	2,820,710
Permanent differences		2,140,521		5,258,046		1,450,092		4,270,802

Deductible and non-taxable items
Temporary differences		(2,347,902)				(3,873,230)
Permanent differences		(2,001,775)		(4,349,677)		(14,159)		(3,887,389)

Taxable income			(Won)	(67,461)			(Won)	142,100

Discontinued operations	2010				2009
Income before income tax			(Won)	893,020			(Won)	901,784
Taxable and non-deductible items
Temporary differences	(Won)	486,372			(Won)	466,925
Permanent differences		7,481		493,853		10,248		477,173

Deductible and non-taxable items
Temporary differences		(466,926)				(468,467)
Permanent differences		—		(466,926)		—		(468,467)

Taxable income			(Won)	919,947			(Won)	910,490

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Changes in cumulative temporary differences for the years ended December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010
	Beginning [1]		Deduction		Addition		Ending
Deductible temporary differences
Gain (loss) on fair value hedged items	(Won)	(120,437)	(Won)	(120,437)	(Won)	129,178	(Won)	129,178
Other allowances		803,223		803,223		929,071		929,071
Allowance for credit losses		—		—		535,260		535,260
Property and equipment impairment losses		10,620		10,620		6,904		6,904
Interest on ELD		8,307		8,307		10,388		10,388
Stock options		22,193		22,193		15,286		15,286
Allowances for losses on acceptances and guarantees		139,394		139,394		232,900		232,900
Present value discount		389		389		338		338
Dividends from SPC		185,602		183,038		—		2,564
Allowance for repurchase of SPC		80,204		—		—		80,204
Others		925,839		504,693		530,767		951,913

		2,055,334	(Won)	1,551,420	(Won)	2,390,092		2,894,006

Exclusion from deferred income tax assets[2]
Stock options		22,193						15,286
Other allowances		344						1,477
Dividends from SPC		185,602						—
Allowance for repurchase of SPC		80,204						80,204
Others		138,610						348,413

		1,628,381						2,448,626
Statutory tax rate[3]		24.2%, 22.0%						24.2%, 22.0%

Deferred income tax assets		420,358						595,324

Taxable temporary differences
Accrued interest		(58,869)	(Won)	(25,104)	(Won)	(313,194)		(346,959)
Deferred loan organization fee and cost		(160,688)		(160,688)		(208,405)		(208,405)
Advanced depreciation provisions		(460,918)		—		—		(460,918)
Gain (loss) on fair value hedges		(476,495)		(476,495)		(505,005)		(505,005)
Goodwill		(65,288)		(65,288)		—		—
Asset revaluation		(1,143,769)		(960)		—		(1,142,809)
Others		(549,654)		(237,883)		(218,814)		(530,585)

		(2,915,681)	(Won)	(966,418)	(Won)	(1,245,418)		(3,194,681)

Exclusion from deferred income tax liabilities
Goodwill		(65,288)						—

		(2,850,393)						(3,194,681)
Statutory tax rate[3]		24.2%, 22.0%						24.2%, 22.0%

Deferred income tax liabilities		(694,808)						(756,969)

Net deferred income tax liabilities	(Won)	(274,450)					(Won)	(161,645)

[1]	The adjustment based on the final tax return was reflected in the beginning balance of deferred income tax assets.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

[2]

Deductible temporary differences related to stock options of (Won)15,286 million, other allowance of (Won)1,477 million, allowance for repurchase of SPC of (Won)80,204 million and others of (Won)348,413 million are deemed to be not realizable in the future; therefore, these were not recognized as deferred income tax assets as of December 31, 2010.

[3]	As a result of changes in the statutory tax rate from 22.0% to 24.2% in 2011 and to 22.0 % thereafter, the balances of the deferred income tax assets and liabilities have been recalculated.

(in millions of Korean won)
	2009
	Beginning [1]		Deduction		Addition		Ending
Deductible temporary differences
Other allowances	(Won)	728,126	(Won)	703,336	(Won)	778,433	(Won)	803,223
Property and equipment impairment losses		20,508		20,508		9,468		9,468
Interest on ELD		14,520		11,890		5,677		8,307
Stock options		626		626		22,193		22,193
Allowances for losses on acceptances and guarantees		122,446		122,446		139,394		139,394
Present value discount		553		553		389		389
Dividends from SPC		212,783		—		2,471		215,254
Allowance for repurchase of SPC		80,204		—		—		80,204
Others		2,886,076		2,478,478		551,814		959,412

		4,065,842	(Won)	3,337,837	(Won)	1,509,839		2,237,844

Exclusion from deferred income tax assets[2]
Stock options		626						22,193
Other allowances		438						344
Dividends from SPC		212,783						215,254
Allowance for repurchase of SPC		80,204						80,204
Others		(2,034)						138,676

		3,773,825						1,781,173
Statutory tax rate[3]		24.2%, 22.0%						24.2%, 22.0%

Deferred income tax assets		870,898						398,505

Taxable temporary differences
Gain (loss) on fair value hedged items		181,131	(Won)	181,131	(Won)	(120,437)		(120,437)
Accrued interest		(249,532)		(195,900)		(5,237)		(58,869)
Deferred loan organization fee and cost		(187,399)		(187,399)		(160,688)		(160,688)
Advanced depreciation provisions		(504,379)		(43,461)		—		(460,918)
Gain (loss) on fair value hedges		(856,360)		(887,574)		(507,709)		(476,495)
Goodwill		(143,634)		(78,346)		—		(65,288)
Asset revaluation		(1,145,969)		(2,200)		—		(1,143,769)
Others		(593,945)		(298,869)		(304,135)		(599,211)

		(3,500,087)	(Won)	(1,512,618)	(Won)	(1,098,206)		(3,085,675)

Exclusion from deferred income tax liabilities
Goodwill		(143,634)						(65,288)

		(3,356,453)						(3,020,387)
Statutory tax rate[3]		24.2%, 22.0%						24.2%, 22.0%

Deferred income tax liabilities		(761,712)						(677,501)

Net deferred income tax assets	(Won)	109,186					(Won)	(278,996)

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

[1]	The adjustment based on the final tax return was reflected in the beginning balance of deferred income tax assets.
[2]

Deductible temporary differences related to stock options of (Won)22,193 million, other allowance of (Won)344 million, dividends from SPC of (Won)215,254 million, allowance for repurchase SPC of (Won)80,204 million and others of (Won)138,676 million are deemed to be not realizable in the future; therefore, these were not recognized as deferred tax assets as of December 31, 2009.

[3]	As a result of changes in the statutory tax rate 24.2% in 2011 and to 22.0 % thereafter, the balances of the deferred tax assets and liabilities have been recalculated.

Income tax payable and income tax refund receivable as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010		2009
Income tax refund receivable	(Won)	(299,033)	(Won)	(167,205)
Income tax payable[1]		202,093		254,288
Reclassification to accounts payable[2]		(10,860)		—
Accounts receivable[3]		125,933		—

Net income tax payable (Note 16)	(Won)	18,133	(Won)	87,083

[1]	Net income tax payable, such as income tax expense of overseas branch, excludes income tax payable of (Won)7,700 million and (Won)1,464 million as of December 31, 2010 and 2009, respectively.
[2]	The amount of income tax payable by the Bank is reclassified as accounts payable to KB Financial Group Inc. due to the adoption of tax consolidation.
[3]	The amount of income tax refund receivable by the Bank is reclassified as accounts receivable, not to Tax Authority, but to KB Financial Group Inc. due to the adoption of tax consolidation.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Income tax expense (benefit) for the years ended December 31, 2010 and 2009, consists of:

(in millions of Korean won)
Continued operations	2010		2009
Income tax currently payable[1]	(Won)	(192,799)	(Won)	(263,149)
Changes in deferred income tax assets and liabilities		(108,289)		388,415
Income tax expense of overseas branches		13,918		6,161

Total income tax effect		(287,170)		131,427
Income tax expense or benefit allocated directly to shareholder’s equity		(23,978)		(325,047)

	(Won)	(311,148)	(Won)	(193,620)

Discontinued operations	2010		2009
Income tax currently payable[1]	(Won)	222,601	(Won)	220,315
Changes in deferred income tax assets		(4,516)		(233)

Total income tax effect		218,085		220,082
Income tax expense or benefit allocated directly to shareholder’s equity		(947)		(1,794)

	(Won)	217,138	(Won)	218,288

[1]

Income tax currently payable for the year ended December 31, 2010, includes additional income tax refund receivable of (Won)172,291 million, while that for the year ended December 31, 2009, included income tax refund receivable of (Won)297,122 million.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Reconciliation between income before income tax and income tax expense for the years ended December 31, 2010 and 2009, follows:

(in millions of Korean won)
	2010		2009
Continued operations
Income(Loss) before income tax	(Won)	(975,830)	(Won)	(241,313)

Tax amount[1]	(Won)	(236,151)	(Won)	(58,399)
Reconciliation items
Non-taxable income		(3,273)		(1,601)
Non-deductable expense		7,298		7,007
Tax credit		(5,967)		(1,548)
Non-recoverable temporary differences		86,561		159,581
Changes due to the recognition of deferred income tax		(9,028)		—
Additional income taxes for prior year (refund of prior year’s income tax)		(172,291)		(297,122)
Income tax expense of overseas branches		13,918		6,161
Tax rate changes[2]		5,999		(8,775)
Others		1,786		1,076

Income tax benefit	(Won)	(311,148)	(Won)	(193,620)

Discontinued operations		2010		2009
Income before income tax	(Won)	893,020	(Won)	901,784

Tax amount[1]	(Won)	216,085	(Won)	218,208
Reconciliation items		1,053		80
Non-deductable expense		768		507
Non-recoverable temporary differences		(20)		33
Tax rate changes[2]		305		(460)

Income tax expense	(Won)	217,138	(Won)	218,288

Effective tax rates		24.32%		24.20%

[1]

Multiplying income before income tax by statutory income tax rate, including resident tax surcharges (11% for less than (Won)200 million, and 24.2% for more than (Won)200 million as of December 31, 2010, and 12.1% for less than (Won)200 million, and 24.2% for more than (Won)200 million as of December 31, 2009).

[2]

As a result of changes in 2009, income tax expense and deferred tax liabilities increased by (Won)6,304 million for the year ended December 31, 2010, while income tax expense and deferred tax assets decreased and increased by (Won)9,235 million each for the year ended December 31, 2009.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

25.	Comprehensive Income

Comprehensive income for the years ended December 31, 2010 and 2009, consists of:

(in millions of Korean won)
	2010		2009

Net income	(Won)	11,200	(Won)	635,803
Comprehensive income
Gain (loss) on valuation of available-for-sale securities, net of income tax effect of (Won)23,970 (2009: (Won)323,017)		95,907		1,073,178
Gain (loss) on valuation of held-to-maturity securities		(5)		(8)
Changes in equity method investees with accumulated comprehensive income, net of income tax effect of (Won)61 (2009: Nil)		691		624
Changes in equity method investees with accumulated comprehensive expenses, net of income tax effect of (Won)1,041 (2009: (Won)5,518)		5,448		26,949
Gain on revaluation of property and equipment, net of income tax effect of (Won)(-)147 (2009: (Won)(-)737)		(520)		(2,615)

	(Won)	112,721	(Won)	1,733,931

26.	Trust Accounts

Significant financial information related to the trust accounts as of December 31, 2010 and 2009, and for the years ended December 31, 2010 and 2009, is as follows:

(in millions of Korean won)
	2010		2009
Operating revenue of trust operation
Fees and commissions from trust accounts	(Won)	130,839	(Won)	98,336
Commissions from early redemption in trust accounts		181		55

	(Won)	131,020	(Won)	98,391

Operating expenses of trust operation
Accrued interest on trust accounts	(Won)	32,324	(Won)	56,506

Assets
Accrued trust fees	(Won)	54,736	(Won)	56,584

Liabilities
Due to trust accounts	(Won)	1,835,070	(Won)	1,658,313
Accrued interest on trust accounts		3,618		2,571

	(Won)	1,838,688	(Won)	1,660,884

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

As of December 31, 2010 and 2009, no amount was recognized as liability regarding the trust accounts guaranteeing repayment of principal and fixed rate of return as the fair value exceeded the book value. The trust accounts’ book values and the fair values are as follows:

(in millions of Korean won)
		2010				2009
	Name of fund	Book value		Fair value		Book value		Fair value
Trust accounts guaranteeing the repayment of principal	Old age pension[1]	(Won)	6,050	(Won)	6,075	(Won)	7,271	(Won)	7,249
	Personal pension[1]		1,701,990		1,729,987		1,689,203		1,687,343
	Pension trust		1,032,277		1,032,277		829,359		829,359
	Retirement trust		325,077		325,077		408,128		408,128
	New personal pension		82,229		82,229		78,572		78,572
	New old age pension		17,445		17,445		22,519		22,519

			3,165,068		3,193,090		3,035,052		3,033,170

Trust accounts guaranteeing a fixed rate of return and the repayment of principal	Development money trust[1]		29,799		29,950		31,019		31,154
	Unspecified monetary trust[1]		106		106		105		105

			29,905		30,056		31,124		31,259

		(Won)	3,194,973	(Won)	3,223,146	(Won)	3,066,176	(Won)	3,064,429

[1]	These funds are not subject to fair valuation and are stated at book value.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

27.	Segment Financial Information

As of December 31, 2010 and 2009, the Bank’s operating segments are consumer banking, corporate banking, credit card operations, treasury operations of investment in securities (including derivatives) and funding, and other operations of general administration and trust. Geographical segments are segregated into two segments: domestic and overseas operations.

Financial information, by operating segments, as of December 31, 2010 and 2009, is as follows:

(in millions of Korean won)
	2010
	Consumer		Corporate		Credit card		Treasury and funding		Others		Total
Securities	(Won)	—	(Won)	86,629	(Won)	26,236	(Won)	32,639,146	(Won)	5,835,028	(Won)	38,587,039
Loans		96,392,616		85,255,765		11,216,633		3,158,283		155,644		196,178,941
Operating income before provision	(Won)	846,162	(Won)	1,521,390	(Won)	821,257	(Won)	4,960	(Won)	27,927	(Won)	3,221,696

(in millions of Korean won)
	2009
	Consumer		Corporate		Credit card		Treasury and funding		Others		Total
Securities	(Won)	—	(Won)	166,059	(Won)	21,947	(Won)	30,970,434	(Won)	7,813,850	(Won)	38,972,290
Loans		95,790,724		86,704,265		10,194,468		2,245,235		132,286		195,066,978
Operating income before provision	(Won)	1,465,110	(Won)	1,382,269	(Won)	1,040,845	(Won)	157,606	(Won)	(903,036)	(Won)	3,142,794

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Financial information, by geographical segments, as of December 31, 2010 and 2009, is as follows:

(in millions of Korean won)
	2010
	Domestic		Overseas		Total
Securities	(Won)	38,500,410	(Won)	86,629	(Won)	38,587,039
Loans		194,661,530		1,517,411		196,178,941
Operating income before provision	(Won)	3,175,050	(Won)	46,646	(Won)	3,221,696

(in millions of Korean won)
	2009
	Domestic		Overseas		Total
Securities	(Won)	38,807,410	(Won)	164,880	(Won)	38,972,290
Loans		193,782,698		1,284,280		195,066,978
Operating income before provision	(Won)	3,101,231	(Won)	41,563	(Won)	3,142,794

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

28.	Related Party Transactions

The related parties of the Bank as of December 31, 2010 and 2009, are as follows:

	2010	2009
Parent	KB Financial Group Inc.	KB Financial Group Inc.
Overseas Subsidiaries	Kookmin Bank International Ltd. (London)	Kookmin Bank International Ltd. (London)
	Kookmin Bank Hong Kong Ltd.	Kookmin Bank Hong Kong Ltd.
	Kookmin Bank Cambodia PLC.	Kookmin Bank Cambodia PLC.

The various employee benefits for the major directors for the years ended December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010								2009
	Short-term employee benefits[1]		Seve- rance benefits		Stock options		Total		Short- term employee benefits[1]		Stock options		Total

Registered officers (Standing)	(Won)	1,924	(Won)	312	(Won)	1,546	(Won)	3,782	(Won)	2,299	(Won)	6,615	(Won)	8,914
Registered officers (Non-Standing)		289		—		95		384		160		163		323

	(Won)	2,213	(Won)	312	(Won)	1,641	(Won)	4,166	(Won)	2,459	(Won)	6,778	(Won)	9,237

[1]	Short-term employee benefits are based on actual payments.
[2]	The key management includes registered officers who have the authority and responsibilities in the decision-making of the business, operations and control over the Bank.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Significant balances with related parties as of December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010
	Assets		Allowance		Liabilities
Parent
KB Financial Group Inc.	(Won)	126,177	(Won)	4	(Won)	798,265

Subsidiaries
Trust accounts [1]		29,516		—		138,187
Kookmin Bank International Ltd. (London)		244,315		—		229,417
Kookmin Bank Hong Kong Ltd.		85,373		—		220,184
Kookmin Bank Cambodia PLC.		—		—		2,868

		359,204		—		590,656

Parent’s subsidiaries
KB Life Insurance Co., Ltd.		2,070		5		9,406
KB Investment Co., Ltd.		—		—		26,682
KB Futures Co., Ltd.		1,876		1		1,410
KB Data System Co., Ltd.		47		21		15,198
KB Asset Management Co., Ltd.		201		2		58,668
KB Real Estate Trust Co., Ltd.		131		2		1,238
KB Credit Information Co., Ltd.		139		2		17,574
KB Investment & Securities Co., Ltd.		1,911		7		27,875
NPS-KBIC Private Equity Fund No.1		—		—		559
NPS-KBIC Private Equity Fund No.3		—		—		2,404
Powernet Technologies Co., Ltd.		—		—		24,395
Chungkang Co., Ltd.		3,633		—		28
KB Glenwood 1st Private Equity Fund		—		—		39

		10,008		40		185,476

	(Won)	495,389	(Won)	44	(Won)	1,574,397

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

(in millions of Korean won)
	2009
	Assets		Allowance		Liabilities
Parent
KB Financial Group Inc.	(Won)	183	(Won)	3	(Won)	869,692

Subsidiaries
Trust accounts [1]		30,741		—		280,781
Kookmin Bank International Ltd. (London)		288,359		—		244,649
Kookmin Bank Hong Kong Ltd.		96,358		—		217,412
Kookmin Bank Cambodia PLC.		—		—		936

		415,458		—		743,778

Parent’s subsidiaries
KB Life Insurance Co., Ltd.		2,194		42		11,400
KB Investment Co., Ltd.		—		1		31,683
KB Futures Co., Ltd.		9,617		1		19,849
KB Data System Co., Ltd.		58		13		20,458
KB Asset Management Co., Ltd.		131		2		69,365
KB Real Estate Trust Co., Ltd.		64		1		840
KB Credit Information Co., Ltd.		136		2		18,627
KB Investment & Securities Co., Ltd.		1,188		5		54,839
NPS-KBIC Private Equity Fund No.1		1		—		3,192

		13,389		67		230,253

Equity method investee
Jooeun Industrial Co., Ltd.[2]		2,396		2,396		—

	(Won)	431,426	(Won)	2,466	(Won)	1,843,723

[1]	Trust accounts whose principal or fixed rate of return is guaranteed.
[2]	Jooeun Industrial Co., Ltd.’s bankruptcy procedures were completed in 2010.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Significant transactions with related parties for the years ended December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010
	Revenue		Bad debts expense		Expenses[2]
Parent
KB Financial Group Inc.	(Won)	1,337	(Won)	1	(Won)	25,885

Subsidiaries
Trust accounts[1]		28,587		—		4,240
Kookmin Bank International Ltd. (London)		2,971		—		166
Kookmin Bank Hong Kong Ltd.		3,682		—		893

		35,240		—		5,299

Parent’s subsidiaries
KB Life Insurance Co., Ltd.		38,899		(37)		3
KB Investment Co., Ltd.		—		—		704
KB Futures Co., Ltd.		177		—		2,722
KB Data System Co., Ltd.		70		7		41,605
KB Asset Management Co., Ltd.		512		—		2,792
KB Real Estate Trust Co., Ltd.		44		1		—
KB Credit Information Co., Ltd.		386		—		38,296
KB Investment & Securities Co., Ltd.		6,594		2		4,926
NPS-KBIC Private Equity Fund No.1		13		—		55
NPS-KBIC Private Equity Fund No.3		4		—		35
Powernet Technologies Co., Ltd.		—		—		904
Chungkang Co., Ltd.		121		—		—

		46,820		(27)		92,042

	(Won)	83,397	(Won)	(26)	(Won)	123,226

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

(in millions of Korean won)
	2009
	Revenue		Bad debts expense		Expenses[2]
Parent
KB Financial Group Inc.	(Won)	801	(Won)	—	(Won)	9,668

Subsidiaries
Trust accounts[1]		26,120		—		3,128
Kookmin Bank International Ltd. (London)		11,461		—		2,785
Kookmin Bank Hong Kong Ltd.		11,140		—		6,051

		48,721		—		11,964

Parent’s subsidiaries
KB Life Insurance Co., Ltd.		35,018		40		3
KB Investment Co., Ltd.		188		(88)		339
KB Futures Co., Ltd.		244		—		3,136
KB Data System Co., Ltd.		114		13		41,116
KB Asset Management Co., Ltd.		710		1		4,381
KB Real Estate Trust Co., Ltd.		1,016		(269)		—
KB Credit Information Co., Ltd.		637		—		48,742
KB Investment & Securities Co., Ltd.		8,545		1		8,021
NPS-KBIC Private Equity Fund No.1		13		—		45

		46,485		(302)		105,783

Investee under the equity method
Jooeun Industrial Co., Ltd.[3]		—		(14,540)		—

	(Won)	96,007	(Won)	(14,842)	(Won)	127,415

[1]	Trust accounts whose principal or fixed rate of return is guaranteed.
[2]	Excluding bad debts expense.
[3]	Jooeun Industrial Co., Ltd.’s bankruptcy procedures were completed in 2010.

In addition, the Bank purchased fixed assets from KB Data System Co., Ltd. amounting to (Won)27,608 million and (Won)10,215 million during the years ended December 31, 2010 and 2009, respectively. And the Bank sold fixed assets to KB Data System Co., Ltd. amounting to (Won)1 million during the year ended December 31, 2010.

29.	Employee Benefits

The Bank provides a variety of employee benefits programs, such as financial support for housing, scholarships, medical insurance, accident insurance, compensated leave, gymnasium facilities and other benefits.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

30.	Supplemental Cash Flow Information

Cash and cash equivalents included in the statements of cash flows are the amounts of cash and due from banks, excluding the restricted due from banks which is included in the statements of financial position. Cash flows from operating activities in the statement of cash flows are presented using the indirect method.

The cash and due from banks in the statements of cash flows for the years ended December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010		2009
Cash and checks	(Won)	2,045,455	(Won)	2,543,536
Foreign currencies		290,912		264,050
Due from banks		3,895,534		6,045,958

		6,231,901		8,853,544
Restricted due from banks		(3,006,996)		(5,781,442)

	(Won)	3,224,905	(Won)	3,072,102

Significant non-cash activities for the years ended December 31, 2010 and 2009, are as follows:

(in millions of Korean won)
	2010		2009
Decrease in loans receivable from write-offs and restructurings	(Won)	2,274,113	(Won)	2,335,781
Changes in accumulated other comprehensive income from valuation of securities		102,046		1,100,751
Decrease in loans from debt-equity swap		62,646		5,318
Decrease in accounts receivable from debt-equity swap		147,521		—

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

31.	Discontinued Operations

With the approval of the Board of Directors on September 28, 2010, the Bank spun off its credit card business segment on February 28, 2010, for the specialization of credit card business and for the competitiveness in its non-banking operations. And KB Kookmin Card Co., Ltd became a subsidiary of KB Financial Group Inc.

The shareholder of the Bank will receive 100% of newly issued shares of the credit card company in proportion to its ownership in the Bank as of the spin-off date. The business segments of the Bank, other than credit card operation segment, will continue to exist after the spin-off. The Bank and the newly established credit card company are both responsible for the liabilities that arose from the conditions existing before the spin-off date. In addition, assets and liabilities that directly or indirectly owned by the credit card company before the spin-off will be transferred to the new company as a separate entity. Particularly, the non-identifiable assets and liabilities subjected to transfer will be decided based on the reasonable basis of the spin-off policy.

The properties expected to be transferred will be determined by the list of properties to be transferred and the spun-off statement of financial position as of December 31, 2010. If there are any changes in assets and liabilities expected to be transferred during the period from January 1, 2011, to February 28, 2011, the items and amounts on the list of properties to be transferred and the spun-off statement of financial position may be adjusted accordingly.

Assets and liabilities on discontinued operations as of December 31, 2010, are as follows:

(in millions of Korean won)

	2010
Assets	(Won)	12,903,796
Liabilities		10,323,037
Net assets		2,580,759

Gain and loss on discontinued operations for the years ended December 31, 2010 and 2009, were as follows:

(in millions of Korean won)
	2010				2009
	Three-month period ended December 31, 2010		Year ended December 31, 2010		Three-month period ended December 31, 2009		Year ended December 31, 2009
Operating revenue	(Won)	749,116	(Won)	2,605,524	(Won)	787,471	(Won)	2,620,390
Operating expenses		359,618		1,716,071		256,555		1,717,076
Operating income		389,498		889,453		530,916		903,314
Non-operating revenue		18,347		21,275		18,840		21,062
Non-operating expenses		4,483		17,708		6,418		22,592
Income before income tax expense on discontinued operations		403,362		893,020		543,338		901,784

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Net income from discontinued operations for the years ended December 31, 2010 and 2009, was as follows:

(in millions of Korean won)
	2010				2009
	Three-month period ended December 31, 2010		Year ended December 31, 2010		Three-month period ended December 31, 2009		Year ended December 31, 2009
Income before income tax expense on discontinued operations	(Won)	403,362	(Won)	893,020	(Won)	543,338	(Won)	901,784
Effect of income tax		98,152		217,138		130,199		218,288
Net income on discontinued operations		305,210		675,882		413,139		683,496

Cash flows from discontinued operations for the year ended December 31, 2010, are as follows:

(in millions of Korean won)
	2010
Cash flows from operating activities	(Won)	(265,716)
Cash flows from investing activities		(30,776)
Cash flows from financing activities		327,475

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

32.	Financial Information of the Fourth Quarter

The major operating results of the fourth quarter of 2010 and 2009 are as follows:

(in millions of Korean won)
	2010		2009
Operating revenue	(Won)	4,871,582	(Won)	4,913,506
Operating expenses		5,393,622		5,353,406

Operating loss		522,040		439,900

Non-operating income		14,889		12,875
Non-operating expenses		158,101		57,605

Loss before income tax benefit from continuing operations		665,252		484,630
Income tax benefit from continuing operations		140,985		89,309

Net loss from continuing operations		524,267		395,321
Net income from discontinued operations		305,210		413,139

Net income (loss)	(Won)	(219,057)	(Won)	17,818

33.	Establishment of KB Financial Group Inc.

The Bank and its subsidiaries, KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Credit Information Co., Ltd., KB Data System Co., Ltd., KB Asset Management Co., Ltd., KB Futures Co., Ltd. and KB Investment & Securities Co., Ltd., approved the stock transfer plan to establish KB Financial Group Inc. (a holding company) at the extraordinary shareholders’ meeting on August 25, 2008, and received final approval from the Financial Services Commission on September 26, 2008. In accordance with the approval, KB Financial Group Inc. was established on September 29, 2008, and the shareholders of the Bank received a common share of KB Financial Group Inc. for each common stock of the Bank. Accordingly, the Bank became a wholly owned subsidiary of KB Financial Group Inc. The stocks of KB Financial Group, Inc. were listed, while the stocks of the Bank were delisted from the Korea Exchange (formerly Korea Stock Exchange) concurrently on October 10, 2008. Through the stock transfer, the Bank acquired 73,607,601 shares of KB Financial Group, Inc. and has 43,322,704 shares as of December 31, 2010, after disposing of 30,284,897 shares during the years ended December 31, 2008 and 2009. The Bank classified these stocks as available-for-sale securities and will dispose of the stocks within three years from the acquisition date.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

34.	Disclosure on Expected Impact upon Adoption of K-IFRS

Preparation and implementation for K-IFRS adoption

A. Preparation for K-IFRS adoption

Pursuant to the Act on External Audit of Stock Companies, Article 13, the Bank is required to adopt K-IFRS from 2011. Thus, in June 2007, the Bank formed a task force to prepare for the adoption of K-IFRS (“K-IFRS TFT”) and is currently in the transition process that consists of three phases, as follows: Phase 1 (adoption assessment stage), Phase 2 (policy setting, system design and development stage) and Phase 3 (implementation stage). And the Bank adopted K-IFRS successfully since January 1, 2011.

B. K-IFRS adoption plan and work force

1) K-IFRS adoption plan

Phase	Period	Procedures
Phase I (“adoption assessment stage”)	June 2007 ~ February 2008

Activities which were performed by the Bank to analyze potential effect of adoption of K-IFRS and establish implementation plans are as follows:

■      Analyzing GAAP differences

•     Analyzing K-IFRS

•     Analyzing GAAP differences between K-IFRS and Statements of Korea Accounting Standards (“SKAS”).

■      Analyzing the impacts

•     Analyzing the financial impacts

•     Analyzing the impacts of specific accounts, disclosure and IT

■      Detailed planning for Phase II

■      Research and benchmarking on success cases, others.

Phase II (“policy setting, system design and develop-ment stage”)	March 2008 ~December 2009

Based on outputs of Phase I, the Bank performed following activities for adoption of K-IFRS, and the Bank accomplished the establishment of accounting policies, business process, and IT infrastructure.

■      Framing accounting policies

■      Framing specific accounting methodology

■      Set-up united account structure “Chart of Accounts”

■      Build Infrastructures for K-IFRS adoption

•     Establish accounting policies, accounting guidelines and accounting manuals

•     Restructuring of financial reporting system

■      Developing K-IFRS system (define system requirement, analysis, designing, developing, and others)

■      Knowledge transfer and technical trainings, others.

Phase III (“imple-mentation stage”)	January 2010 ~

The Bank prepared the IFRS financial information (including disclosure items) using established IFRS system, and performed analysis on differences between financial information under SKAS and K-IFRS.

■      Preparing financial data in accordance with K-IFRS

•     Prepare financial data as of January 1, 2010

•     Prepare quarterly and half-year financial and disclosure data for fiscal year 2010

•     Prepare year end financial and disclosure data for fiscal year 2010.

Additionally, during the fiscal year 2010, the Bank completed the K-IFRS stabilization of the work process and system.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

2) Work force

In June 2007, the Bank assembled an IFRS task-force team which consists of accounting specialists, accounting-consulting firms and others in order to effectively and efficiently adopt K-IFRS. The team was divided into operations within its specialized areas such as closing, disclosure, allowance for loan losses, revenue recognition, investments, derivative instruments, fair valuation, overseas branches, SPC, and others, based on its significance and efficiency of project management. In addition, the IT IFRS team consisting of IT specialists in each area was organized for K-IFRS IT system development.

The Bank formed the IFRS Steering Committee to oversee the project as well as to report the progress of the project, significant issues, and other matters, if any, to the management council, audit committee, and the board of directors.

Significant GAAP differences between K-IFRS and SKAS

In case the Bank prepares the financial statements for the year ended December 31, 2010, based on K-IFRS, the following differences are expected with the financial statements prepared in accordance with K-GAAP(SKAS). It does not include all the possible expected differences and may change based on the results of the additional analysis in the future.

GAAP differences	SKAS	K-IFRS
Allowance for loan losses

The calculation of allowance for loan losses is based on the estimates made through reasonable and objective method for receivables of uncertain collectability.

Higher amount of historical data of impairment and minimum funding rate by asset quality shall be reserved.

If there is objective evidence that an impairment loss on loans and receivables at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.; Incurred loss basis

Unused commitments /guarantees	Reserve more than minimum funding rate of asset quality in accordance with rules reflecting a result of asset quality classification and credit conversion factor.	Expected loss is recognized on the basis of historical data of impairment, credit conversion factor(CCF), bankruptcy rate, rate of loss in bankruptcy, etc.

Interest income recognition

Interest income shall be recognized using effective interest rate method under the accrual basis.

However, according to the “Supervisory Regulation”, it shall be recognized on cash basis when circumstances as past due or others of payments occur.

Interest income shall be recognized using effective interest rate method under the accrual basis.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Impairment recognition

Recognize impairment when there is any objective evidence that a financial asset is impaired.

If, in a subsequent period, the amount of the impairment loss in available security at fair value is related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss can be reversed.

For an equity security available for sale, besides any objective evidence that a financial asset is impaired, a significant or prolonged decline in the fair value of an investment in an equity security below its cost is also objective evidence of impairment.

Impairment loss recognized in profit or loss in an equity instrument classified as equity security available for sale shall not be reversed through profit or loss.

Change of categories of financial instruments

A derivative is a financial instrument or other contract having all the following characteristics:

a. Needs underlying variables and units specified in contract (or payment rules)

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would have an effect to have a similar response to changes in market prices; and

c. Able to be settled net in cash

Derivative is a financial instrument or other contract having all three of the following characteristics:

a. Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the ‘underlying’);

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

c. It is settled at a future date.

Adjustments of financial assets fair value	a. Measure credit risk by minimum funding rate of asset quality when derivatives are exposed to counterparty credit risk b. Adjustment of bid or asking price: apply mid-market price

a. When derivatives are exposed to credit risk, credit risk of itself or of counterparty is evaluated according to risk position.

b. Adjustment of bid or asking price: apply bid or asking price by risk position in valuation of financial instrument

Credit card points (Customer Loyalty Programs)	Credits to the customer should be recognized as provisions for estimated future costs of supplying the awards.	If an entity grants to its customers as part of a sales transaction, the recognition of revenue is deferred at its fair value and recognized as revenue or expense upon being redeemed by customers

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

Employee Benefits

a. Post-employment benefit obligation: Benefits are measured based on assumption that all eligible employees and directors have rendered service for at least 1 year if they were to terminate their employment as of the date of statement of financial position.

b. Short-term employee benefit: recognized as expense in the reporting period during which it is provided in cash

a. Post-employment benefit obligation: It is measured by using an actuarial valuation method based on the projected unit credit method.

b. Short-term employee benefit : It is recognized as expense when services are provided

Asset Retirement Obligation Liabilities	Restoration cost for structures in leased office used for business purpose is recognized as expenses.	The expected restoration cost for structures in leased office used for business purpose is recognized as liability. After that, the amount is included in acquisition cost, which shall be depreciated and re-evaluated annually.

Hybrid bond	Hybrid bond is classified as equity or liability by its legal form	Hybrid bond is classified as equity or liability by the substance of contracts.

Goodwill	Goodwill or gain on a bargain purchase arising from the business combination is amortized over the reasonable period from the beginning of the first annual period in which it occurs using straight-line method, or reversed.	Goodwill or gain on a bargain purchase acquired in a business combination shall not be amortized, for goodwill, an entity shall test goodwill for impairment annually and for gain on a bargain purchase, an entity shall recognize it in profit or loss.

Equity Method Investment	Equity method is applied to investments associates with non-consolidated financial statements.	Cost method is applied to investments associates with non-consolidated financial statements.

The exemptions from other K-IFRS, which the Bank optionally elected in accordance with K-IFRS No. 1101, are as follows:

(1) Business combination: For business combination transactions, which occurred prior to the transition date, K-IFRS No. 1103, “Business Combination” is not applied retrospectively.

(2) Deemed cost as fair value or revalued amount: The Bank applies revalued amount reported under previous GAAP as deemed cost for certain tangible assets (land and building).

(3) Deemed cost for investments in subsidiaries and associates: Carrying amounts reported under previous GAAP as of the transition date have been applied as deemed costs.

(4) Recovery and reserved liabilities included in cost of tangible assets: Change in allowances associated with expected recovery or changes for tangible assets are not retroactively estimated from the time of initial acquisition. Change in the amount of allowance is only estimated once as at the transition date.

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

(5) Derecognition of Financial instruments: KB applies K-IFRS No. 1101 which is expected to be applied on July 1, 2011. KB applied previous GAAP on the results of transactions that occurred before the date of transition for the derecognition of financial instruments and unrecognized its asset and liability in accordance with K-IFRS.

Changes in consolidation entities

According to K-IFRS, the Bank is responsible to record the consolidated financial statements. As of December 31, 2010, the increase and decrease of subsidiaries to be consolidated are as follows:

Changes	Details	Company Name

Increase	Special Purpose Entities were excluded from subsidiaries for consolidation under Practice Opinion of Financial Supervisory Service, while they were included in under K-IFRS.

KB 9th Securitization Specialty Co. Ltd.

KB 10th Securitization Specialty Co. Ltd.

KB 11th Securitization Specialty Co. Ltd.

KB 12th Securitization Specialty Co. Ltd.

KB 13th Securitization Specialty Co. Ltd.

KB 14th Securitization Specialty Co. Ltd.

KB Mortgage Loan First Securitization

Specialty Co., Ltd.

KB Mortgage Loan No. 1 Limited

KAMCO Value Recreation 3rd

Securitization Specialty Co, Ltd.

KB Covered Bond 1st Trust

KB Covered Bond First Securitization Specialty Co., Ltd.

KB Covered Bond First International

Limited

DKH Co,Ltd.

Beneficiary certificate issued by private equity fund are accounted for as equity instruments.

KB Evergreen Private Securities26(Bond)

KB Evergreen Private Securities28(Bond)

PCA Income Private Securities A-5

KDB Private Securities Investment Trust

No.6(Bond)

Allianz Star Private Fund 15(Bond)

TongYang HighPlus Securities

Investment Trust N-15(Bond)

Prudential Private Placement Securities

Bond Fund 16(bond)

HI Private Securities Investment Trust 3-

16(Bond)

Kyoboaxa Private Tomorrow Securities

Investment Trust 4(Bond)

KTB Safe Private Fund 49(Bond)

KIM Private Basic Securities Investment Trust 35 (Bond)

Hana UBS Private Securities36

HYUNDAI Trust Private bond Fund 3

(Bond)

Decrease	It was included under original bylaws relating to Banking Supervision, while it was excluded under K-IFRS.	Principal Reserve Trust

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

The impact on the financial information of the Group as a result of adoption of K-IFRS

The effect on the financial condition and business performance of the Bank is recorded based on the individual financial statements. In accordance with K-IFRS No. 1101, the Bank is forced to apply same accounting policy on every accounting period, which is represented in the financial statements of the first adoption of K-IFRS. Therefore, the effect on following financial condition and business performance of the Bank may change upon additional revision of standards.

(1) Details of adjustment to the financial position as of January 1, 2010 (transition date), are as follows:

(In millions of Korean won)	Assets		Liabilities		Net assets

Previous GAAP	(Won)	256,519,760	(Won)	237,177,202	(Won)	19,342,558
Adjustment :
Allowance for loan losses		465,199		—		465,199
Unused commitment/provisions on guarantees		—		(302,203)		302,203
Recognition of Interest income		44,088		(24,810)		68,898
Recognition of impairment on securities investment		(17,983)		—		(17,983)
Changes in scope of derivatives		(2,061)		8,836		(10,897)
Adjustment on fair values of financial investments		—		(7,938)		7,938
Credit card points		—		22,305		(22,305)
Employee benefits		—		76,860		(76,860)
Asset retirement obligation liabilities		2,295		43,070		(40,775)
Classification of equity/liability		—		(1,000,000)		1,000,000
Others		73,922		147,136		(73,214)
Deferred tax effect due to adjustments		—		143,923		(143,923)
Total adjustment		565,460		(892,821)		1,458,281

K-IFRS	(Won)	257,085,220	(Won)	236,284,381	(Won)	20,800,839

See Report of Independent Auditors

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Non-Consolidated Financial Statements

December 31, 2010 and 2009

(2) Details of adjustment to the financial position and operating results as of and for the year ended December 31, 2010, are as follows:

(In millions of Korean won)	Assets		Liabilities		Net assets		Net income

Previous Korean GAAP	(Won)	254,861,755	(Won)	235,501,016	(Won)	19,360,739	(Won)	11,200
Adjustment :
Allowance for loan losses		562,534		—		562,534		97,335
Unused commitment/provisions on guarantees		—		(113,626)		113,626		(188,577)
Recognition of interest income		50,998		(6,061)		57,059		(11,839)
Recognition of impairment on securities investment		(8,297)		—		(8,297)		(591)
Changes in scope of derivatives		462		(1,545)		2,007		12,904
Adjustment on fair values of financial investments		—		(7,628)		7,628		(310)
Credit card points		—		21,357		(21,357)		948
Employee benefits		—		65,715		(65,715)		11,145
Asset retirement obligation liabilities		3,114		49,139		(46,025)		(5,250)
Classification of equity/liability		—		(1,000,000)		1,000,000		64,600
Goodwill		65,288		—		65,288		65,288
Equity method investment securities		324		—		324		7,536
Other		107,043		164,161		(57,118)		14,534
Deferred tax effect due to adjustments		—		123,133		(123,133)		22,377
Total adjustment		781,466		(705,355)		1,486,821		90,100

K-IFRS	(Won)	255,643,221	(Won)	234,795,661	(Won)	20,847,560	(Won)	101,300

35.	Approval of Financial Statements

The December 31, 2010 non-consolidated financial statements were approved by the Board of Directors on February 10, 2011.

36.	Subsequent Event

The Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

See Report of Independent Auditors

Report of Independent Accountants’

Review of Internal Accounting Control System

To the President of

Kookmin Bank

We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of Kookmin Bank (the “Bank”) as of December 31, 2010. The Bank’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Bank states that “based on the assessment on the operations of the IACS, the Bank’s IACS has been effectively designed and is operating as of December 31, 2010, in all material respects, in accordance with the IACS standards.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a Bank’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A Bank’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

Our review is based on the Bank’s IACS as of December 31, 2010, and we did not review management’s assessment of its IACS subsequent to December 31, 2010. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 11, 2011

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Auditor (Audit Committee) of

Kookmin Bank

I, as the Internal Accounting Control Officer (“IACO”) of Kookmin Bank (the “Bank”), assessed the status of the design and operations of the Bank’s internal accounting control system (“IACS”) for the year ended December 31, 2010.

The Bank’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on the assessment on the operations of the IACS, the Bank’s IACS has been effectively designed and is operating as of December 31, 2010, in all material respects, in accordance with the IACS standards.

February 16, 2011

Ok-Chan Kim, Internal Accounting Control Officer

Byong-Deok Min, President and Chief Executive Officer